Consolidated Financial Statements

148	Management’s Responsibility for Financial Information

149	Independent Auditors’ Reports of Registered Public Accounting Firm

154	Consolidated Statement of Financial Position

155	Consolidated Statement of Income

156	Consolidated Statement of Comprehensive Income

157	Consolidated Statement of Changes in Equity

158	Consolidated Statement of Cash Flows

159	Notes to the 2020 Consolidated Financial Statements

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Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of Scotiabank’s Code of Conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2020 and October 31, 2019 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2020 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the reports to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Brian J. Porter

President and Chief Executive Officer

Raj Viswanathan

Group Head and Chief Financial Officer

Toronto, Canada

December 1, 2020

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of The Bank of Nova Scotia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of The Bank of Nova Scotia (the Bank) as at October 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2020 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 1, 2020 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Assessment of Allowance for Credit Losses on Financial Assets (ACL)

Refer to Notes 3 and 13 to the consolidated financial statements.

The Bank’s ACL was $7,639 million as at October 31, 2020. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank’s ACL calculations are outputs of complex models. The ACL calculation reflects a probability-weighted outcome that considers multiple scenarios based on the Bank’s view of forecasts of future events and economic conditions (assumptions). The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ACL are modeled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio. The Bank assesses when there has been a significant increase in credit risk subsequent to origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, lifetime ACL is recorded; otherwise, ACL equal to 12 month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded by the Bank using expert credit judgment where the inputs and models do not capture all relevant risk factors.

We identified the assessment of the ACL as a critical audit matter. Significant auditor judgment was required because of the use of complex models and there is a high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s methodology such as judgments about forward-looking information, including the impact of the COVID-19 pandemic. These judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and when there has been a significant increase in credit risk. Assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. This required specialized skills, industry knowledge, and relevant experience.

The following are the primary procedures we performed to address this critical audit matter. With the involvement of our credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ACL process. This included internal controls related to: (1) periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD; (2) the review of the macroeconomic variables and probability weighting of scenarios used in the ACL models; (3) the assessment to identify whether there has been a significant increase in credit risk; (4) the assessment of qualitative adjustments or overlays; (5) information technology controls over the inputs (PD, LGD, EAD) into the ACL models driving the ACL calculation; and (6) the Bank’s monitoring over the ACL calculation whereby senior credit executives review and challenge (1) to (4) above using expert credit judgment. Additionally for non-retail loans, we tested certain internal controls related to loan reviews, including the determination of loan risk grades and write-offs. We involved credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and macroeconomic variables used in certain inputs into the models including the determination of significant increases in credit risk by assessing compliance with IFRS 9 and recalculating model monitoring tests in respect of certain inputs and thresholds used for significant

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Consolidated Financial Statements

increases in credit risk; (2) recalculating a sample of ECL models and related inputs; (3) evaluating scenarios and probability-weighted outcome assumptions used in the ACL calculation by assessing the appropriateness of the underlying macroeconomic variables including consideration of alternative inputs for certain variables; and (4) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment to evaluate the appropriateness of the Bank’s underlying considerations. Additionally for a selection of non-retail loans, we evaluated the Bank’s assigned credit risk ratings to loans against the Bank’s borrower risk rating scale, and the Bank’s judgment on whether there was a significant increase in credit risk by comparing the credit risk rating assigned versus at origination, consistent with the Bank’s policy.

(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments

Refer to Notes 3 and 7 to the consolidated financial statements.

The Bank measures $243,830 million of financial assets and $93,121 million of financial liabilities as at October 31, 2020 at fair value on a recurring basis. Where financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required for valuation purposes. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations (NAVs). The significant unobservable inputs used in the Bank’s valuation techniques include General Partner valuations per financial statements (NAVs), interest rate and equity volatility (volatility) and single stock correlation (correlation).

We identified the assessment of the measurement of fair value for certain financial instruments as a critical audit matter. Significant auditor judgment was required due to the high degree of estimation uncertainty associated with the fair value of certain financial assets and financial liabilities. Significant and subjective auditor judgment was required to evaluate the results of audit procedures related to the valuation techniques, including significant unobservable inputs and the methodology used to develop the internal models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s processes to determine the fair value of certain financial instruments with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to: (1) model validation at inception and periodically; (2) review of significant unobservable model inputs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a sample of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the significant unobservable inputs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii) Assessment of Uncertain Tax Provisions

Refer to Notes 3 and 27 to the consolidated financial statements.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate.

We identified the assessment of uncertain tax provisions as a critical audit matter because there is a high degree of subjectivity and complex auditor judgment required in assessing the Bank’s interpretation of tax law and its best estimate of the ultimate resolution of tax positions. This required specialized skills, industry knowledge and relevant experience, to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s income tax uncertainties process with the involvement of taxation professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to the (1) identification of tax uncertainties, including the interpretation of tax law and (2) determination of the best estimate of the provision required to settle these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in (1) evaluating the Bank’s interpretations of tax laws by developing an independent assessment based on our understanding and interpretation of tax laws and considering its impact on the measurement, if applicable, of the uncertain tax provisions; (2) reading and evaluating advice obtained by the Bank from external specialists, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence and settlement documents with applicable taxation authorities, including assessment of the impact of the expiration of statutes of limitations.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Bank’s auditor since 2006 and as joint auditor for 14 years prior to that.

Toronto, Canada

December 1, 2020

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Consolidated Financial Statements

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2020	2019
Assets
Cash and deposits with financial institutions	6		$76,460	$46,720
Precious metals			1,181	3,709
Trading assets
Securities	8	(a)	108,331	112,664
Loans	8	(b)	8,352	13,829
Other			1,156	995
			117,839	127,488
Securities purchased under resale agreements and securities borrowed			119,747	131,178
Derivative financial instruments	10		45,065	38,119
Investment securities	12		111,389	82,359
Loans
Residential mortgages	13		284,684	268,169
Personal loans	13		93,758	98,631
Credit cards	13		14,797	17,788
Business and government	13		217,663	212,972
			610,902	597,560
Allowance for credit losses	13	(e)	7,639	5,077
			603,263	592,483
Other
Customers’ liability under acceptances, net of allowance			14,228	13,896
Property and equipment(1)	16		5,897	2,669
Investments in associates	17		2,475	5,614
Goodwill and other intangible assets	18		17,015	17,465
Deferred tax assets	27	(c)	2,185	1,570
Other assets	19		19,722	22,891
			61,522	64,105
			$1,136,466	$1,086,161

Liabilities
Deposits
Personal	20		$246,135	$224,800
Business and government	20		464,619	461,851
Financial institutions	20		40,084	46,739
			750,838	733,390
Financial instruments designated at fair value through profit or loss	9		18,899	12,235
Other
Acceptances			14,305	13,901
Obligations related to securities sold short			31,902	30,404
Derivative financial instruments	10		42,247	40,222
Obligations related to securities sold under repurchase agreements and securities lent			137,763	124,083
Subordinated debentures	21		7,405	7,252
Other liabilities(1)	22		62,604	54,482
			296,226	270,344
			1,065,963	1,015,969
Equity
Common equity
Common shares	24	(a)	18,239	18,264
Retained earnings			46,345	44,439
Accumulated other comprehensive income (loss)			(2,125)	570
Other reserves			360	365
Total common equity			62,819	63,638
Preferred shares and other equity instruments	24	(b)	5,308	3,884
Total equity attributable to equity holders of the Bank			68,127	67,522
Non-controlling interests in subsidiaries	31	(b)	2,376	2,670
			70,503	70,192
			$1,136,466	$1,086,161

(1)	The amounts for the year ended October 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Notes 3 and 4).

Aaron W. Regent	Brian J. Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note		2020	2019	2018
Revenue
Interest income(1)	32
Loans			$26,977	$29,116	$24,991
Securities			2,035	2,238	1,771
Securities purchased under resale agreements and securities borrowed			286	502	446
Deposits with financial institutions			414	928	859
			29,712	32,784	28,067
Interest expense	32
Deposits			10,731	13,871	10,544
Subordinated debentures			240	294	214
Other(2)			1,421	1,442	1,118
			12,392	15,607	11,876
Net interest income			17,320	17,177	16,191
Non-interest income
Card revenues(3)			789	977	1,105
Banking services fees			1,540	1,812	1,705
Credit fees			1,348	1,316	1,191
Mutual funds			1,945	1,849	1,714
Brokerage fees			902	876	895
Investment management and trust			946	1,050	732
Underwriting and other advisory			690	497	514
Non-trading foreign exchange			708	667	622
Trading revenues	33		2,411	1,488	1,420
Net gain on sale of investment securities	12	(e)	607	351	146
Net income from investments in associated corporations	17		242	650	559
Insurance underwriting income, net of claims			497	676	686
Other fees and commissions			688	949	841
Other			703	699	454
			14,016	13,857	12,584
Total revenue			31,336	31,034	28,775
Provision for credit losses	13	(e)	6,084	3,027	2,611
			25,252	28,007	26,164
Non-interest expenses
Salaries and employee benefits			8,624	8,443	7,455
Premises and technology(2)			2,408	2,807	2,577
Depreciation and amortization(2)			1,546	1,053	848
Communications			418	459	447
Advertising and business development			445	625	581
Professional			753	861	881
Business and capital taxes			517	515	464
Other(3)			2,145	1,974	1,805
			16,856	16,737	15,058
Income before taxes			8,396	11,270	11,106
Income tax expense	27		1,543	2,472	2,382
Net income			$6,853	$8,798	$8,724
Net income attributable to non-controlling interests in subsidiaries	31	(b)	75	408	176
Net income attributable to equity holders of the Bank			$6,778	$8,390	$8,548
Preferred shareholders and other equity instrument holders			196	182	187
Common shareholders			$6,582	$8,208	$8,361
Earnings per common share (in dollars)
Basic	34		$5.43	$6.72	$6.90
Diluted	34		5.30	6.68	6.82
Dividends paid per common share (in dollars)	24	(a)	3.60	3.49	3.28

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $29,173 for the year ended October 31, 2020 (October 31, 2019 – $32,436; October 31, 2018 – $27,854).

(2)	The amounts for the year ended October 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Notes 3 and 4).
(3)	The amounts for the years ended October 31, 2020 and October 31, 2019 have been prepared in accordance with IFRS 15; prior year amounts have not been restated (refer to Notes 3 and 4).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2020	2019	2018
Net income	$6,853	$8,798	$8,724
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(2,433)	(626)	(406)
Net gains (losses) on hedges of net investments in foreign operations	347	(232)	(281)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	62	21	(7)
Net gains (losses) on hedges of net investments in foreign operations	91	(60)	(74)
	(2,239)	(819)	(606)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	1,495	1,265	(605)
Reclassification of net (gains) losses to net income	(1,091)	(1,150)	281
Income tax expense (benefit):
Net gains (losses) in fair value	387	308	(145)
Reclassification of net (gains) losses to net income	(276)	(298)	73
	293	105	(252)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	2,543	361	(1,181)
Reclassification of net (gains) losses to net income	(2,604)	596	695
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	689	86	(307)
Reclassification of net (gains) losses to net income	(718)	163	182
	(32)	708	(361)
Other comprehensive income (loss) from investments in associates	(2)	103	66
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(620)	(1,096)	444
Income tax expense (benefit)	(155)	(281)	126
	(465)	(815)	318
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(122)	121	75
Income tax expense (benefit)	(37)	26	15
	(85)	95	60
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(404)	11	(30)
Income tax expense (benefit)	(106)	3	(8)
	(298)	8	(22)
Other comprehensive income (loss) from investments in associates	(8)	(10)	(7)
Other comprehensive income (loss)	(2,836)	(625)	(804)
Comprehensive income	$4,017	$8,173	$7,920
Comprehensive income (loss) attributable to non-controlling interests	(93)	205	65
Comprehensive income attributable to equity holders of the Bank	$4,110	$7,968	$7,855
Preferred shareholders and other equity instrument holders	196	182	187
Common shareholders	$3,914	$7,786	$7,668

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 24)	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments (Note 24)	Total attributable to equity holders	Non- controlling interests in subsidiaries (Note 31(b))		Total
Balance as at October 31, 2019	$18,264	$44,439	$800	$–	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	6,582	–	–	–	–	–	–	–	6,582	196	6,778	75		6,853
Other comprehensive income (loss)	–	–	(2,128)	–	293	(81)	(11)	(741)	–	(2,668)	–	(2,668)	(168)		(2,836)
Total comprehensive income	$–	$6,582	$(2,128)	$–	$293	$(81)	$(11)	$(741)	$–	$3,914	$196	$4,110	$(93)		$4,017
Shares/instruments issued	59	–	–	–	–	–	–	–	(9)	50	1,689	1,739	–		1,739
Shares repurchased/redeemed	(84)	(330)	–	–	–	–	–	–	–	(414)	(265)	(679)	–		(679)
Dividends and distributions paid to equity holders	–	(4,363)	–	–	–	–	–	–	–	(4,363)	(196)	(4,559)	(148)		(4,707)
Share-based payments(3)	–	–	–	–	–	–	–	–	5	5	–	5	–		5
Other	–	17	–	–	–	(27)	–	–	(1)	(11)	–	(11)	(53	)(4)	(64)
Balance as at October 31, 2020	$18,239	$46,345	$ (1,328)	$–	$330	$ (163)	$639	$ (1,603)	$360	$62,819	$5,308	$68,127	$2,376		$70,503

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$–	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15(5)	–	(58)	–	–	–	–	–	–	–	(58)	–	(58)	–		(58)
Balance as at November 1, 2018	18,234	41,356	1,441	–	(68)	(126)	(121)	(134)	404	60,986	4,184	65,170	2,452		67,622
Net income	–	8,208	–	–	–	–	–	–	–	8,208	182	8,390	408		8,798
Other comprehensive income (loss)	–	–	(641)	–	105	71	771	(728)	–	(422)	–	(422)	(203)		(625)
Total comprehensive income	$–	$8,208	$(641)	$–	$105	$71	$771	$(728)	$–	$7,786	$182	$7,968	$205		$8,173
Shares issued	255	–	–	–	–	–	–	–	(37)	218	–	218	–		218
Shares repurchased/redeemed	(225)	(850)	–	–	–	–	–	–	–	(1,075)	(300)	(1,375)	–		(1,375)
Dividends and distributions paid to equity holders	–	(4,260)	–	–	–	–	–	–	–	(4,260)	(182)	(4,442)	(150)		(4,592)
Share-based payments(3)	–	–	–	–	–	–	–	–	7	7	–	7	–		7
Other	–	(15)	–	–	–	–	–	–	(9)	(24)	–	(24)	163	(4)	139
Balance as at October 31, 2019	$18,264	$44,439	$800	$–	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192

Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$–	$–	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592		$61,625
Cumulative effect of adopting IFRS 9	–	(564)	–	46	184	(179)	–	–	–	(513)	–	(513)	(97)		(610)
Balance as at November 1, 2017	15,644	37,553	1,861	–	184	(179)	235	(473)	116	54,941	4,579	59,520	1,495		61,015
Net income	–	8,361	–	–	–	–	–	–	–	8,361	187	8,548	176		8,724
Other comprehensive income (loss)	–	–	(477)	–	(252)	53	(356)	339	–	(693)	–	(693)	(111)		(804)
Total comprehensive income	$–	$8,361	$(477)	$–	$(252)	$53	$(356)	$339	$–	$7,668	$187	$7,855	$65		$7,920
Shares issued	2,708	–	–	–	–	–	–	–	(19)	2,689	300	2,989	–		2,989
Shares repurchased/redeemed	(118)	(514)	–	–	–	–	–	–	–	(632)	(695)	(1,327)	–		(1,327)
Dividends and distributions paid to equity holders	–	(3,985)	–	–	–	–	–	–	–	(3,985)	(187)	(4,172)	(199)		(4,371)
Share-based payments(3)	–	–	–	–	–	–	–	–	6	6	–	6	–		6
Other	–	(1)	57	–	–	–	–	–	301 (4)	357	–	357	1,091	(4)	1,448
Balance as at October 31, 2018	$18,234	$41,414	$1,441	$–	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680

(1)	Includes undistributed retained earnings of $64 (2019—$61; 2018—$62) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.
(5)	Refer to Note 4 for a summary of the adjustments on initial application of IFRS 15.

The accompanying notes are an integral part of these consolidated financial statements

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Consolidated Financial Statements

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2020(1)	2019	2018
Cash flows from operating activities
Net income	$6,853	$8,798	$8,724
Adjustment for:
Net interest income	(17,320)	(17,177)	(16,191)
Depreciation and amortization	1,546	1,053	848
Provision for credit losses	6,084	3,027	2,611
Equity-settled share-based payment expense	5	7	6
Net gain on sale of investment securities	(607)	(351)	(146)
Net (gain)/loss on divestitures	(307)	125	–
Net income from investments in associated corporations	(242)	(650)	(559)
Income tax expense	1,543	2,472	2,382
Changes in operating assets and liabilities:
Trading assets	9,945	(27,514)	111
Securities purchased under resale agreements and securities borrowed	12,781	(27,235)	(7,721)
Loans	(25,486)	(44,337)	(31,848)
Deposits	27,982	60,705	40,338
Obligations related to securities sold short	1,195	(1,694)	239
Obligations related to securities sold under repurchase agreements and securities lent	11,722	22,727	4,387
Net derivative financial instruments	(1,949)	1,964	440
Other, net	7,527	(8,881)	(188)
Dividends received	824	520	332
Interest received	29,572	32,696	27,384
Interest paid	(13,042)	(15,322)	(11,400)
Income tax paid	(1,962)	(2,958)	(1,938)
Net cash from/(used in) operating activities	56,664	(12,025)	17,811
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(30,346)	18,014	(704)
Purchase of investment securities	(147,629)	(89,018)	(91,896)
Proceeds from sale and maturity of investment securities	119,033	86,956	84,336
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	3,938	20	(3,862)
Property and equipment, net of disposals	(771)	(186)	(416)
Other, net	(684)	(568)	(1,183)
Net cash from/(used in) investing activities	(56,459)	15,218	(13,725)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	3,250	–
Redemption/repurchase of subordinated debentures	(9)	(1,771)	(233)
Proceeds from preferred shares and other equity instruments issued	1,689	–	300
Redemption of preferred shares	(265)	(300)	(695)
Proceeds from common shares issued	59	255	1,830
Common shares purchased for cancellation	(414)	(1,075)	(632)
Cash dividends and distributions paid	(4,559)	(4,442)	(4,172)
Distributions to non-controlling interests	(148)	(150)	(199)
Payment of lease liabilities	(345)	–	–
Other, net	4,135	2,945	931
Net cash from/(used in) financing activities	143	(1,288)	(2,870)
Effect of exchange rate changes on cash and cash equivalents	(129)	2	(44)
Net change in cash and cash equivalents	219	1,907	1,172
Cash and cash equivalents at beginning of year(2)	10,904	8,997	7,825
Cash and cash equivalents at end of year(2)	$11,123	$10,904	$8,997

(1)	The amounts for the year ended October 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Notes 3 and 4).
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the 2020 Consolidated Financial Statements

Page	Note

160	1	Reporting entity

160	2	Basis of preparation

161	3	Significant accounting policies

176	4	Transition to IFRS 16 and IFRS 15

176	5	Future accounting developments

177	6	Cash and deposits with financial institutions

177	7	Fair value of financial instruments

183	8	Trading assets

184	9	Financial instruments designated at fair value through profit or loss

185	10	Derivative financial instruments

193	11	Offsetting financial assets and financial liabilities

194	12	Investment securities

198	13	Loans, impaired loans and allowance for credit losses

206	14	Derecognition of financial assets

206	15	Structured entities

209	16	Property and equipment

210	17	Investments in associates

210	18	Goodwill and other intangible assets

212	19	Other assets

Page	Note

212	20	Deposits

213	21	Subordinated debentures

213	22	Other liabilities

214	23	Provisions

214	24	Common shares, preferred shares and other equity instruments

217	25	Capital management

217	26	Share-based payments

220	27	Corporate income taxes

222	28	Employee benefits

227	29	Operating segments

230	30	Related party transactions

231	31	Principal subsidiaries and non-controlling interests in subsidiaries

232	32	Interest income and expense

232	33	Trading revenues

233	34	Earnings per share

233	35	Guarantees, commitments and pledged assets

235	36	Financial instruments – risk management

242	37	Acquisitions and divestitures

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Consolidated Financial Statements

1	Reporting Entity

The Bank of Nova Scotia (the Bank) is a chartered Schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of Preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2020 have been approved by the Board of Directors for issue on December 1, 2020.

Certain comparative amounts have been restated to conform with the basis of presentation in the current year.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Equity instruments designated at fair value through other comprehensive income
•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Management’s use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets, derecognition of financial assets and liabilities and provisions. COVID-19, a global pandemic, has materially impacted and continues to materially impact the markets in which the Bank operates. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have caused increased volatility and uncertainty in financial markets. This has given rise to heightened uncertainty as it relates to the key areas of estimation uncertainty. The Bank has utilized estimates, assumptions and judgments that reflect this uncertainty. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.

Significant judgments

In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for involvement with other entities.

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Consolidated Financial Statements

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 Note 13(d)
Fair value of financial instruments	Note 3 Note 7
Corporate income taxes	Note 3 Note 27
Employee benefits	Note 3 Note 28
Goodwill and intangible assets	Note 3 Note 18
Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3 Note 37
Impairment of investment securities	Note 3 Note 12
Impairment of non-financial assets	Note 3 Note 16
Structured entities	Note 3 Note 15
De facto control of other entities	Note 3 Note 31
Derecognition of financial assets and liabilities	Note 3 Note 14
Provisions	Note 3 Note 23

3	Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements, with the exception of the adoption of IFRS 16, effective November 1, 2019 and IFRS 15, effective November 1, 2018 (refer to Note 4).

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint arrangements. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

•	power over the investee;
•	exposure, or rights, to variable returns from involvement with the investee; and
•	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls.

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Consolidated Financial Statements

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

If there is a loss of significant influence and the investment ceases to be an associate, equity accounting is discontinued from the date of loss of significant influence. If the retained interest on the date of loss of significant influence is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.

Joint arrangements

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities (i.e., those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing the control of the arrangement. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

If there is a loss of joint control and it does not result in the Bank having significant influence over the joint venture, equity accounting is discontinued from the date of loss of joint control. If the retained interest in the former joint venture on the date of loss of joint control is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

For joint operations, the Bank recognizes its direct rights to, and its share of jointly held assets, liabilities, revenues and expenses of joint operations. These have been incorporated in the consolidated financial statements under the appropriate headings

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in non-interest income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or meeting the definition of partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Recognition and initial measurement

The Bank, on the date of origination or purchase, recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of consideration paid. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

Classification and measurement, derecognition, and impairment of financial instruments

Classification and measurement

Classification and measurement of financial assets

Financial assets are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL);
•	Elected at fair value through other comprehensive income (Equities only); or
•	Designated at FVTPL

162  |  2020 Scotiabank Annual Report

Consolidated Financial Statements

Financial assets include both debt and equity instruments.

Debt instruments

Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL); or
•	Designated at FVTPL

Classification of debt instruments is determined based on:

(i)	The business model under which the asset is held; and
(ii)	The contractual cash flow characteristics of the instrument.

Business model assessment

Business model assessment involves determining how financial assets are managed in order to generate cash flows. The Bank’s business model assessment is based on the following categories:

•	Held to collect: The objective of the business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.
•	Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.
•	Other business model: The business model is neither held-to-collect nor held-to-collect and for sale.

The Bank assesses business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of a business model, the Bank takes into consideration the following factors:

•	How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;
•	How compensation is determined for the Bank’s business lines’ management that manages the assets;
•

Whether the assets are held for trading purposes i.e., assets that the Bank acquires or incurs principally for the purpose of selling or repurchasing in the near term, or holds as part of a portfolio that is managed together for short-term profit or position taking;

•	The risks that affect the performance of assets held within a business model and how those risks are managed; and
•	The frequency and volume of sales in prior periods and expectations about future sales activity.

Contractual cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instrument due to repayments or amortization of premium/discount.

Interest is defined as the consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), and a profit margin.

If the Bank identifies any contractual features that could significantly modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the statement of financial position.

Debt instruments measured at FVOCI

Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in Non-interest income in the Consolidated Statement of Income, along with changes in fair value of the hedging instrument. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is determined using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortised cost is recognised in OCI with a corresponding charge to Provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognised in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

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Consolidated Financial Statements

Debt instruments measured at FVTPL

Debt instruments are measured at FVTPL if assets:

(i)	Are held for trading purposes;
(ii)	Are held as part of a portfolio managed on a fair value basis; or
(iii)	Whose cash flows do not represent payments that are solely payments of principal and interest.

These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Debt instruments designated at FVTPL

Financial assets classified in this category are those that have been designated by the Bank upon initial recognition, and once designated, the designation is irrevocable. The FVTPL designation is available only for those financial assets for which a reliable estimate of fair value can be obtained. Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Financial assets designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income.

Equity instruments

Equity instruments are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL); or
•	Elected at fair value through other comprehensive income (FVOCI).

Equity instruments measured at FVTPL

Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Subsequent to initial recognition, the changes in fair value and dividends received are recognized as part of Non-interest income in the Consolidated Statement of Income.

Equity instruments measured at FVOCI

At initial recognition, there is an irrevocable option for the Bank to classify non-trading equity instruments at FVOCI. This election is used for certain equity investments for strategic or longer-term investment purposes. This election is made on an instrument-by-instrument basis and is not available to equity instruments that are held for trading purposes.

Gains and losses on these instruments including when derecognized/sold are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. As such, there is no specific impairment requirement. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Classification and measurement of financial liabilities

Financial liabilities are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL);
•	Amortized cost; or
•	Designated at FVTPL.

Financial liabilities measured at FVTPL

Financial liabilities measured at FVTPL are held principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value and any gains or losses recognized in the Consolidated Statement of Income as part of the non-interest income. Transaction costs are expensed as incurred.

Financial liabilities measured at amortized cost

Deposits, subordinated notes and debentures are accounted for at amortized cost. Interest on deposits, calculated using the effective interest rate method, is recognized as interest expense. Interest on subordinated notes and debentures, including capitalized transaction costs, is recognized using the effective interest rate method as interest expense.

Financial liabilities designated at FVTPL

Financial liabilities classified in this category are those that have been designated by the Bank upon initial recognition, and once designated, the designation is irrevocable. The FVTPL designation is available only for those financial liabilities for which a reliable estimate of fair value can be obtained.

Financial liabilities are designated at FVTPL when one of the following criteria is met:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management strategy; or
•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Any changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value due to changes in the Bank’s own credit risk are not subsequently reclassified to Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

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Consolidated Financial Statements

Determination of fair value

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.

IFRS 13, Fair Value Measurement permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to particular market, credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs.

Derecognition of financial assets and liabilities

Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; or the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Impairment

Scope

The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;
•	Debt securities classified as at FVOCI;
•	Off-balance sheet loan commitments; and
•	Financial guarantee contracts.

Expected credit loss impairment model

The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•

Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

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Consolidated Financial Statements

•

Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

Measurement of expected credit loss

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking information

The estimation of expected credit losses for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information may require significant judgment.

Macroeconomic factors

In its models, the Bank relies on a broad range of forward-looking economic information as inputs, such as: GDP growth, unemployment rates, central bank interest rates, and house-price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgment.

Multiple forward-looking scenarios

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to achieve an unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are created using internal and external models which are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves the development of two additional economic scenarios and consideration of the relative probabilities of each outcome.

The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk, and credit losses.

Assessment of significant increase in credit risk (SIR)

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition; and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a significant increase in credit risk cannot be assessed using forward looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually, unless there is a significant change in credit risk management practices in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Expected life

When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

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Consolidated Financial Statements

Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
•

Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

Modified financial assets

If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the existing financial asset should be derecognized. Where a modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where a modification results in derecognition, the new financial asset is recognized at its fair value on the modification date. The modification date is also the date of origination for this new asset.

The Bank may modify the contractual terms of loans for either commercial or credit reasons. The terms of a loan in good standing may be modified for commercial reasons to provide competitive pricing to borrowers. Loans are also modified for credit reasons where the contractual terms are modified to grant a concession to a borrower that may be experiencing financial difficulty.

For all financial assets modifications of the contractual terms may result in derecognition of the original asset when the changes to the terms of the loans are considered substantial. These terms include interest rate, authorized amount, term, or type of underlying collateral. The original loan is derecognized and the new loan is recognized at its fair value. The difference between the carrying value of the derecognized asset and the fair value of the new asset is recognized in the Income Statement.

For all loans, performing and credit-impaired, where the modification of terms did not result in the derecognition of the loan, the gross carrying amount of the modified loan is recalculated based on the present value of the modified cash flows discounted at the original effective interest rate and any gain or loss from the modification is recorded in the provision for credit losses line in the income statement.

Definition of default

The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;
•	default or delinquency in interest or principal payments;
•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, with the exception of credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy

The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. As a result no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit Impaired (PCI) loans.

Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will be subject to a 12-month allowance for credit losses which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.

PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprises cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value. These investments are those with less than three months maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in value are credited or charged to non-interest income – trading revenues in the Consolidated Statement of Income.

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Consolidated Financial Statements

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) involve the Bank to purchase securities from a counterparty with an agreement entered to resell the securities at a fixed price at a future date. Since the Bank is reselling the securities at a fixed price at a future date, the risks and rewards have not been transferred to the Bank. The Bank has the right to liquidate the securities purchased in the event of counterparty default.

Whereas, securities sold under agreements to repurchase (repurchase agreements) involve the Bank to sell securities to a counterparty with an agreement entered simultaneously to purchase the securities back at a fixed price at a future date. Since the Bank is purchasing the securities back at a fixed price at a future date, the risks and rewards have not been transferred from the Bank. The counterparty has the right to use the collateral pledged by the Bank in the event of default.

These agreements are treated as collateralized financing arrangements and are initially recognized at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis using the effective interest rate method in interest income on the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other, in the Consolidated Statement of Income.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under repurchase agreement or securities purchased under reverse repurchase agreement, respectively. Interest on cash collateral advanced or received is presented in interest income – securities purchased under resale agreements and securities borrowed or interest expense – other, respectively. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest income – trading revenues, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

Derivatives embedded in other financial liabilities or host contracts are treated as separate derivatives when the following conditions are met:

•	their economic characteristics and risks are not closely related to those of the host contract;
•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent changes in fair value of embedded derivatives are recognized in non-interest income in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent only on observable market data, otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

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Consolidated Financial Statements

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. Also, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”. In addition, the Bank also early adopted the Phase 1 amendments to IAS 39 and IFRS 7 (the “Amendments”) effective November 1, 2019. The Amendments were issued by the IASB on September 26, 2019 for hedging relationships that are directly impacted by the Interest Rate Benchmark Reform (the “Reform”) during the period prior to replacement of benchmark interest rates.

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment). In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the Reform, the Bank will assume that the benchmark interest rate is not altered as a result of the Reform. In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the Reform falls outside of the 80-125% range solely as a result of the Reform, the Bank will continue hedge accounting as long as other hedge accounting requirements are met. Hedge ineffectiveness is measured and recorded in non-interest income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. For hedges that are discontinued, the hedged item is no longer adjusted for changes in fair value. The cumulative fair value adjustment of the hedged item is amortized to interest income over its remaining term to maturity or written off to interest income directly if the hedged item ceases to exist. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include debt securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps and cross-currency interest rate swaps.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. For hedges that are discontinued, the cumulative unrealized gain or loss recognized in other comprehensive income is reclassified to interest income and/or salaries and employee benefits as the variability in the cash flows of hedged item affects income. However, if the hedged item is derecognized or the forecasted transaction is no longer expected to occur, the unrealized gain or loss is reclassified immediately to interest income and/or salaries and employee benefits. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues and expenses. Hedged items include debt securities, loans, deposit liabilities, subordinated debentures and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps, foreign currency forwards and foreign currency assets or liabilities.

For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the Reform, it is assumed that the benchmark interest rate will not be altered as a result of the Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in non-interest income – other in the Consolidated Statement of Income in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

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Consolidated Financial Statements

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value (less costs to sell) and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest income, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

•

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

•	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
•	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
•	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes. Goodwill impairment, at a standalone subsidiary level, may not in itself result in an impairment at the consolidated Bank level.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. The estimation of fair value less costs of disposal involves significant judgment in the determination of inputs. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.

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Consolidated Financial Statements

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Effective November 1, 2019

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Bank recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

Asset

A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, and any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received, and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability

At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate. The Bank’s discount rate is based on the borrowing rate on its debt of different maturities that match the term of the lease. The discount rate is also dependent on the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of

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whether it will exercise a purchase, extension or termination option. Interest expense is recorded in “Interest expense – Other” in the consolidated statement of income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation

The Bank presents ROU assets in “Property and equipment” and lease liabilities in “Other liabilities” in the Consolidated Statement of Financial Position.

Sale and lease back transactions

Where the Bank enters into a sale-and-leaseback transaction (as the seller-lessee) which is deemed a sale, the Bank derecognizes the asset, applies the lessee accounting model to the leaseback and measures the ROU asset at cost. The gain/loss recognized on this transaction is recorded in other non-interest income in the Consolidated Statement of Income. Where the transfer is not deemed a sale, the Bank continues to recognize the underlying asset and recognizes a financial liability for any amount received from the buyer-lessor.

Short-term leases and leases of low-value assets

The Bank has elected not to recognize ROU assets and lease liabilities for short-term leases of assets that have a lease term of 12 months or less and leases of low-value assets. The Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment requires a significant level of judgement as it is based on current expectations of future decisions.

The Bank considers the following criteria when determining whether it has an economic incentive that makes it reasonably certain to exercise an option: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

Effective prior to November 1, 2019

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease. Finance lease income is included in the Consolidated Statement of Income under interest income from loans.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in non-interest income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale lease-back transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the buyer/lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale lease-back transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

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The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business, primarily property and casualty, are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and average earnings at retirement), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income), past service cost (credit), settlement gain (loss) and administrative expense are recognized in net income. Net interest expense (income) is calculated by applying the discount rate to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets in excess of the interest income on the fair value of assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Other Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above, except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The costs of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Interest and similar income and expenses

For all non-trading interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or financial liability. The calculation takes into account all the

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contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

For trading financial instruments, mark-to-market changes including related interest income or expense are recorded in non-interest income – trading revenues.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as FVOCI, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are deferred and amortized in interest income over the term of the loan where the yield the Bank retains is less than that of the comparable lenders in the syndicate.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the interest income on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized in non-interest income.

Fee and commission revenues

Revenue is recognized once the Bank’s customer has obtained control of the service. The transfer of control occurs when the Bank’s customer has the ability to direct the use of and obtain the benefits of the banking services and the contractual performance obligation to the customer has been satisfied. The Bank records revenue gross of expenses where it is the principal in performing a service to the customer and net of expenses where the Bank it is an agent for these services. The assessment of principal or agent requires judgement on the basis of whether the Bank controls the services before they are transferred to the customer. From time to time, the Bank may receive variable consideration such as performance fees. These fees are only recognized when it is highly probable that the Bank will not need to reverse a significant amount of revenue once the uncertainty relating to the actual consideration received is resolved. Judgement is required to estimate these fees.

Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are recognized in connection with the customer’s purchase of goods and services and are calculated as a percentage of the transaction amount as established by the payment network. Interchange fees are recognized on the transaction date. The Bank presents interchange fees net of network association costs incurred and reward costs for associated cards. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.

The Bank operates various loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points to be redeemed require management judgement to estimate the liability. The liability is reduced by the cost of points redeemed and subject to remeasurement to reflect the expected cost of redemption. Where the customer has the option to redeem points for statement credits, the cost of the loyalty program is presented net of card fees. Where points can only be redeemed for goods or services, a portion of the interchange revenue is allocated to the loyalty rewards recognized when rewards are redeemed. The associated cost of these points is recorded in non-interest expense.

The following accounting policy was applicable to customer loyalty programs prior to November 1, 2018: Customers redeemed loyalty points for free or discounted products or services, subject to certain conditions. Consideration received was allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points was generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued was deferred in other liabilities and recognized as banking revenues when the points redeemed or lapsed. Management judgment was involved in determining the redemption rate used in the estimate of points to be redeemed.

Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.

Credit fees include fees earned for providing letters of credit and guarantee, loan commitments, bankers’ acceptances, and for arranging loan syndications. These fees are recognized on the transaction date or over time as services are provided based on contractual agreements with the customer.

Mutual funds fees include management and administration fees which are earned in the Bank’s wealth management business. These fees are calculated as a percentage of the fund’s net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.

Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset-based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.

Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed upon and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.

Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to the placement of debt and equities. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.

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Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank’s customers. Such fees and commissions are recognized when the performance obligation is completed.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized when the Bank’s right to receive payment is established, which is on the ex-dividend date for listed equity securities.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to economically hedge share-based payment expense, related mark-to-market gains and losses are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Dividends on shares

Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the

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period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the Non-Viability Contingent Capital (NVCC) Instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements.

4	Transition to IFRS 16 and IFRS 15

IFRS 16

On November 1, 2019, the Bank adopted IFRS 16 Leases. The new standard replaces the previous standard IAS 17 Leases. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases were accounted for under IAS 17. Lessor accounting remains largely unchanged under IFRS 16.

IFRS 16 applies to all leases with the exception of assets within the scope of IAS 38 Intangible assets. IFRS 16 requires lessees to recognize a right-of-use (“ROU”) asset and a corresponding financial liability on the balance sheet. The ROU asset will be amortized over the length of the lease, and the financial liability measured at amortized cost.

Transition Adjustment

The Bank applied IFRS 16 on a modified retrospective approach and took advantage of the option not to restate comparative periods.

The Bank applied the following transition options available under the modified retrospective approach:

•	Measure the ROU asset at the date of initial application as equal to lease liability adjusted by any prepaid or accrued lease payments.
•	Not apply IFRS 16 to operating leases with a remaining lease term of less than 12 months (short-term leases) or low value assets.
•	Not apply IFRS 16 to leases of intangible assets.

On adoption of IFRS 16 on November 1, 2019, the Bank recorded an increase to “Property and Equipment” of $3,620 million (being the net increase in ROU assets) and “Other liabilities” of $3,648 million from recognized lease liabilities. The difference between the increase in ROU assets and lease liabilities was due primarily to tenant inducements for properties rented by the Bank. There was no impact on opening shareholders’ equity. The amount of the lease liabilities above differed from the amount of operating lease commitments disclosed in Note 35(c) to the Consolidated Financial Statements in the 2019 Annual Report due mainly to an increase related to renewal options reasonably certain to be exercised partially offset by operating lease commitments for contracts not yet commenced and the effects of discounting the lease liabilities. The Bank used its incremental borrowing rate as of November 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate used is 3.5%.

IFRS 15

On November 1, 2018, the Bank adopted IFRS 15 Revenue from Contracts with Customers, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9. The new standard replaced the previous standard IAS 18 Revenue and provides a single, principles-based five-step model to be applied to all contracts with customers and to determine whether the performance obligation is to provide the service itself (i.e. act as a principal) or to arrange another party to provide the service (i.e. act as an agent). The Bank adopted IFRS 15 using the modified retrospective approach and accordingly, comparative periods were not restated. The Bank recorded a cumulative-effect adjustment to decrease opening retained earnings on November 1, 2018 of $58 million (net of tax). This adjustment primarily related to certain costs that were no longer eligible for deferral under the new standard and the remeasurement of certain liabilities at fulfilment cost. For the year ended October 31, 2019, the impact of IFRS 15 was a decrease in non-interest income and non-interest expenses of approximately $209 million, primarily representing certain loyalty rewards previously recorded in non-interest expenses and now being recorded as a reduction to non-interest income.

5	Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the measurement impact of the adoption of new standards issued by the IASB will have on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2020

Definition of business

On October 22, 2018, the IASB issued a narrow-scope amendment to IFRS 3 Business Combination. The amendments will help companies determine whether an acquisition is of a business or a group of assets. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The amendments apply to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. Earlier adoption is permitted. The amendments will apply prospectively to new transactions occurring after November 1, 2020.

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Effective November 1, 2021

Interest rate benchmark reform

On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the “amendments”). The amendments introduce a practical expedient to account for a change in the basis for determining the contractual cash flows of financial instruments that are impacted by interest rate benchmark reform (“IBOR reform”). Under the practical expedient, the Bank will not derecognize or adjust the carrying amount of financial instruments for modifications required by IBOR reform, but will instead update the effective interest rate to reflect the change in the interest rate benchmark. The practical expedient will be applied when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. A similar practical expedient will be applied for lessees when accounting for lease modifications is impacted by IBOR reform. In conjunction, the amendments also provide relief from specific hedge accounting requirements, such that existing hedge relationships directly impacted by IBOR reform will not be subject to discontinuation, and new hedging relationships that do not qualify under the current standards will be permitted, if changes to the hedge relationships are within the scope of the amendments.

Under the amendments, additional disclosures are required in the financial statements to outline the effect of the reform on the financial instruments and risk management strategy. The amendments are effective for the Bank from November 1, 2021, with earlier application permitted. The amendments apply retrospectively, but the Bank is not required to restate comparative information. The Bank has established an enterprise wide program to ensure the smooth transition from IBORs to alternative benchmark rates, focusing on quantifying exposures, providing trade capabilities, evaluating existing contracts and assessing technologies. The Bank is reviewing contracts that reference IBORs with considerations to those extending past 2021. The transition plan integrates guidance from industry groups as well as regulatory bodies. The Bank is currently assessing the impact and disclosure requirements from the amendments.

Effective November 1, 2023

Insurance Contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is required to be adopted retrospectively; if this is impractical, the modified retrospective or fair value method may be used.

On June 25, 2020, the IASB issued amendments to IFRS 17 Insurance Contracts. The amendments are designed to make it easier for companies to explain their financial performance, reduce costs due to simplification of some requirements in the standard and ease transition by deferring the effective date of the standard by two years. The standard will be effective as of November 1, 2023 for the Bank. As part of its ongoing implementation project for the standard, the Bank will consider the amendments on the scope, recognition, measurement and presentation of insurance contracts. The Bank continues to monitor developments related to the standard and industry discussions on the application of the standard.

The implementation of IFRS 17 is a multi-year project consisting of technology upgrades and policy and process changes. The project structure and governance has been established along with a Project Management Office to assist the Executive Steering and Project Operations Committees. The committees comprise of representatives from Global Finance, Global Insurance Actuarial Services, Information Technology and the Insurance Business Operation. The Bank will require new technology to manage the insurance business and prepare additional disclosures, for the separate insurance legal entity financial statements, under the new standard. The Bank continues to assess and formulate the accounting policies under IFRS 17 in order to quantify the impact of the new standard.

6	Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2020		2019
Cash and non-interest-bearing deposits with financial institutions	$11,123		$10,904
Interest-bearing deposits with financial institutions	65,337		35,816
Total	$76,460	(1)	$46,720	(1)

(1)	Net of allowances of $1 (2019 – $3).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,121 million (2019 – $9,401 million) and are included above.

7	Fair Value of Financial Instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. Independent Price Verification (IPV) is undertaken to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains a list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

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The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 182.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans as they relate to precious metals (primarily gold and silver) are valued using a discounted cash flow model incorporating market-observable inputs, including precious metals spot and forward prices and interest rate curves (Level 2). Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (Level 2).

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on unadjusted quoted prices in active markets, where available (Level 1). Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services (Level 2).

For securities that are not actively traded, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors such as credit spread and contracted features (Level 2).

Corporate and other debt

Corporate and other debt securities are valued using unadjusted quoted prices from independent market data providers or third-party broker quotes (Level 1). Where prices are not available consistently, the last available data is used and verified with a yield-based valuation approach (Level 2). In some instances, interpolated yields of similar bonds are used to price securities (Level 2). The Bank uses pricing models with observable inputs from market sources such as credit spread, interest rate curves, and recovery rates (Level 2). These inputs are verified through an IPV process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the market inputs used to price such instruments (Level 3).

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active (Level 2). Where the market is inactive, an internal price-based model is used (Level 3).

Equity securities

The fair value of equity securities is based on unadjusted quoted prices in active markets, where available (Level 1). Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities (Level 2).

Where quoted prices in active markets are not readily available, such as for private equity securities, the fair value is determined as a multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements (Level 3).

Income funds

The fair value of income funds is based on observable unadjusted quoted prices where available (Level 1). Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value (Level 2).

Derivatives

Fair values of exchange-traded derivatives are based on unadjusted quoted market prices (Level 1). Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions (Level 2). The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves (Level 2).

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain significant non-observable inputs such as volatility and correlation (Level 3).

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and credit worthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

•

Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms (Level 3).

•

For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio (Level 3).

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•

For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 3).

•	For all floating rate loans fair value is assumed to equal book value.

The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal book value.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms (Level 2).

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs (Level 2).

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 2).

For structured notes containing embedded features that are bifurcated from the Plain Vanilla notes, the fair value of the embedded derivatives is determined using option pricing models with inputs similar to other interest rate or equity derivative contracts (Level 2). The fair value of certain embedded derivatives is determined using net asset values (Level 3).

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks (Level 2). The fair values of other liabilities are determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term (Level 2).

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2020		2019
As at October 31 ($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$76,460	$76,460	$46,720	$46,720
Trading assets	117,839	117,839	127,488	127,488
Securities purchased under resale agreements and securities borrowed	119,747	119,747	131,178	131,178
Derivative financial instruments	45,065	45,065	38,119	38,119
Investment securities – FVOCI and FVTPL	79,745	79,745	60,514	60,514
Investment securities – amortized cost	32,129	31,644	22,000	21,845
Loans	612,368	603,263	600,155	592,483
Customers’ liability under acceptances	14,228	14,228	13,896	13,896
Other financial assets	12,700	12,700	15,142	15,142
Liabilities:
Deposits	755,395	750,838	735,270	733,390
Financial instruments designated at fair value through profit or loss	18,899	18,899	12,235	12,235
Acceptances	14,305	14,305	13,901	13,901
Obligations related to securities sold short	31,902	31,902	30,404	30,404
Derivative financial instruments	42,247	42,247	40,222	40,222
Obligations related to securities sold under repurchase agreements and securities lent	137,763	137,763	124,083	124,083
Subordinated debentures	7,827	7,405	7,553	7,252
Other financial liabilities	43,776	42,660	38,338	37,713

Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For FVOCI investment securities, derivatives and financial instruments measured at FVTPL or designated as fair value through profit or loss, the carrying value is adjusted regularly to reflect the fair value.

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Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2020				2019
As at October 31 ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$1,181	$–	$1,181	$–	$3,709	$–	$3,709
Trading assets
Loans	–	8,352	–	8,352	–	13,829	–	13,829
Canadian federal government and government guaranteed debt	9,154	3,882	–	13,036	9,345	1,828	–	11,173
Canadian provincial and municipal debt	–	9,320	–	9,320	–	7,615	–	7,615
US treasury and other US agencies’ debt	5,182	–	–	5,182	8,604	–	–	8,604
Other foreign governments’ debt	9,230	3,415	–	12,645	6,058	3,224	–	9,282
Corporate and other debt	–	10,570	18	10,588	–	10,523	17	10,540
Income funds	121	–	–	121	73	–	–	73
Equity securities	57,078	361	–	57,439	65,215	161	1	65,377
Other(2)	1,156	–	–	1,156	995	–	–	995
	$81,921	$37,081	$18	$119,020	$90,290	$40,889	$18	$131,197

Investment securities(3)
Canadian federal government and government guaranteed debt	$1,728	$15,100	$–	$16,828	$8,464	$3,917	$–	$12,381
Canadian provincial and municipal debt	93	17,454	–	17,547	197	3,044	–	3,241
US treasury and other US agencies’ debt	11,930	1,299	–	13,229	16,117	3,772	–	19,889
Other foreign governments’ debt	14,101	13,798	23	27,922	10,973	9,608	30	20,611
Corporate and other debt	265	850	23	1,138	230	1,784	21	2,035
Equity securities	1,954	263	864	3,081	1,204	284	869	2,357
	$30,071	$48,764	$910	$79,745	$37,185	$22,409	$920	$60,514
Derivative financial instruments
Interest rate contracts	$–	$21,013	$4	$21,017	$–	$16,621	$15	$16,636
Foreign exchange and gold contracts	–	17,943	–	17,943	8	17,309	–	17,317
Equity contracts	290	2,655	3	2,948	599	1,394	2	1,995
Credit contracts	–	480	–	480	–	406	–	406
Commodity contracts	–	2,677	–	2,677	6	1,759	–	1,765
	$290	$44,768	$7	$45,065	$613	$37,489	$17	$38,119
Liabilities:
Deposits(4)	$–	$73	$–	$73	$–	$144	$–	$144
Financial liabilities designated at fair value through profit or loss	–	18,899	–	18,899	–	12,235	–	12,235
Obligations related to securities sold short	25,584	6,318	–	31,902	26,669	3,735	–	30,404

Derivative financial instruments
Interest rate contracts	–	16,937	17	16,954	–	13,867	71	13,938
Foreign exchange and gold contracts	–	19,511	–	19,511	–	20,350	–	20,350
Equity contracts	599	2,133	2	2,734	530	2,557	6	3,093
Credit contracts	–	53	–	53	–	38	–	38
Commodity contracts	–	2,995	–	2,995	–	2,803	–	2,803
	$599	$41,629	$19	$42,247	$530	$39,615	$77	$40,222

Instruments not carried at fair value(5):
Assets:
Investment securities – amortized cost	$4,946	$26,864	$319	$32,129	$5,495	$16,377	$128	$22,000
Loans(6)	–	–	374,767	374,767	–	–	351,832	351,832

Liabilities:
Deposits(6)	–	307,457	–	307,457	–	318,091	–	318,091
Subordinated debentures	–	7,827	–	7,827	–	7,553	–	7,553
Other liabilities	–	26,831	–	26,831	–	23,141	–	23,141

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $31,644 (October 31, 2019 – $21,845).
(4)	These amounts represent embedded derivatives bifurcated from structured notes.
(5)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(6)	Represents fixed rate instruments.

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Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at October 31, 2020, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, investments in private equity securities, and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2020.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2020
($ millions)	Fair value November 1 2019	Gains/(losses) recorded in income	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2020	Change in unrealized gains/(losses) recorded in income for instruments still held(1)
Precious metals	$–	$1	$–	$23	$(24)	$–	$–	$–
	–	1	–	23	(24)	–	–	–
Trading assets
Loans	–	1	–	22	(23)	–	–	–
Corporate and other debt	17	5	–	–	(4)	–	18	5
Equity securities	1	–	–	–	(1)	–	–	–
	18	6	–	22	(28)	–	18	5

Investment securities
Other foreign governments’ debt	30	–	(2)	–	(5)	–	23	n/a
Corporate and other debt	21	–	(2)	4	–	–	23	–
Equity securities	869	13	11	253	(254)	(28)	864	13
	920	13	7	257	(259)	(28)	910	13

Derivative financial instruments – assets
Interest rate contracts	15	(1)	–	14	(1)	(23)	4	(1)
Equity contracts	2	2	–	1	–	(2)	3	2	(2)

Derivative financial instruments – liabilities
Interest rate contracts	(71)	8	–	(30)	31	45	(17)	8	(3)
Equity contracts	(6)	5	–	(6)	2	3	(2)	5	(2)
	(60)	14	–	(21)	32	23	(12)	14
Total	$878	$34	$7	$281	$(279)	$(5)	$916	$32

(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2019.

	As at October 31, 2019
($ millions)	Fair value November 1 2018	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2019
Precious metals	$16	$–	$–	$25	$(41)	$–	$–
Trading assets	18	2	–	2	(8)	4	18
Investment securities	770	43	38	277	(174)	(34)	920
Derivative financial instruments	41	(61)	–	(35)	(1)	(4)	(60)

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. Transfers into and out of Level 3 occur mainly due to changes in the observability, valuation technique and/or significance of unobservable valuation inputs.

There were no significant transfers into and out of Level 3 for the years ended October 31, 2020 and October 31, 2019.

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Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)

Investment securities		General Partner valuations

Private equity securities(2)	Market comparable	per financial statements	97%	(36)/36
		Capitalization rate	3%

Derivative financial instruments

Interest rate contracts	Option pricing	Interest rate	36% - 146%	(2)/2
	model	volatility

Equity contracts	Option pricing	Equity volatility	2% - 188%	(7)/7
	model	Single stock correlation	(65)% - 98%

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)

The valuation of private equity securities utilizes net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments.

General Partner (GP) Valuations per Statements

Asset values provided by GPs represent the fair value of investments in private equity securities.

Correlation

Correlation in a credit derivative or debt instrument refers to the likelihood of a single default causing a succession of defaults. It affects the distribution of the defaults throughout the portfolio and therefore affects the valuation of instruments such as collateralized debt obligation tranches. A higher correlation may increase or decrease fair value depending on the seniority of the instrument.

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Volatility

Volatility is a measure of security price fluctuation. Historic volatility is often calculated as the annualized standard deviation of daily price variation for a given time period. Implied volatility is volatility, when input into an option pricing model, that returns a value equal to the current market value of the option.

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8	Trading Assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2020 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$938	$1,180	$5,708	$1,915	$3,295	$–	$13,036
Canadian provincial and municipal debt	562	818	2,026	1,107	4,807	–	9,320
U.S. treasury and other U.S. agency debt	461	93	3,846	644	138	–	5,182
Other foreign government debt	3,708	3,864	3,715	1,039	319	–	12,645
Common shares	–	–	–	–	–	57,178	57,178
Other	261	1,968	6,013	1,458	887	383	10,970
Total	$5,930	$7,923	$21,308	$6,163	$9,446	$57,561	$108,331
Total by currency (in Canadian equivalent):
Canadian dollar	$1,640	$2,362	$7,402	$3,577	$8,406	$20,637	$44,024
U.S. dollar	1,249	1,340	10,150	1,212	707	25,600	40,258
Mexican peso	1,188	1,074	1,727	77	54	282	4,402
Other currencies	1,853	3,147	2,029	1,297	279	11,042	19,647
Total trading securities	$5,930	$7,923	$21,308	$6,163	$9,446	$57,561	$108,331

As at October 31, 2019 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$1,338	$1,097	$4,990	$1,363	$2,385	$–	$11,173
Canadian provincial and municipal debt	810	944	1,257	687	3,917	–	7,615
U.S. treasury and other U.S. agency debt	455	306	6,013	1,627	203	–	8,604
Other foreign government debt	3,237	2,047	2,655	1,084	259	–	9,282
Common shares	–	–	–	–	–	65,450	65,450
Other	734	1,527	6,309	1,398	560	12	10,540
Total	$6,574	$5,921	$21,224	$6,159	$7,324	$65,462	$112,664
Total by currency (in Canadian equivalent):
Canadian dollar	$1,246	$2,429	$8,042	$2,595	$6,602	$18,990	$39,904
U.S. dollar	606	1,085	8,802	2,462	465	27,952	41,372
Mexican peso	378	458	1,494	96	60	507	2,993
Other currencies	4,344	1,949	2,886	1,006	197	18,013	28,395
Total trading securities	$6,574	$5,921	$21,224	$6,159	$7,324	$65,462	$112,664

(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2020	2019
Trading loans(1)(2)
U.S.(3)	$6,227	$8,112
Europe(4)	1,075	3,414
Asia Pacific(4)	141	1,339
Canada(4)	266	434
Other(4)	643	530
Total	$8,352	$13,829

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)

Includes trading loans that serve as a hedge to loan-based credit total return swaps of $5,396 (2019 – $5,559), while the remaining relates to short-term precious metals trading and lending activities.

(4)	These loans are primarily related to short-term precious metals trading and lending activities.

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Consolidated Financial Statements

9	Financial Instruments Designated at Fair Value Through Profit or Loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

The following table presents the fair value of financial liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value		Cumulative change in FV(1)
	As at		For the year ended
October 31 ($ millions)	2020	2019	2020	2019	2020	2019
Liabilities
Senior note liabilities(2)	$18,899	$12,235	$651	$(1,230)	$199	$(452)

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount(1)	Carrying Value	Difference between carrying value and contractual maturity amount	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk(1)
As at October 31, 2020	$19,098	$18,899	$199	$(404)	$(459)
As at October 31, 2019	$11,783	$12,235	$(452)	$11	$ (55)

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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10	Derivative Financial Instruments

(a)	Notional amounts(1)

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2020			2019
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$111,065	$–	$111,065	$130,310	$–	$130,310
Options purchased	2,047	–	2,047	11,287	–	11,287
Options written	–	–	–	3,699	–	3,699
	113,112	–	113,112	145,296	–	145,296
Over-the-counter:
Forward rate agreements	7,573	–	7,573	8,184	–	8,184
Swaps	380,118	27,987	408,105	413,261	34,718	447,979
Options purchased	26,167	–	26,167	27,356	–	27,356
Options written	29,343	–	29,343	29,617	–	29,617
	443,201	27,987	471,188	478,418	34,718	513,136
Over-the-counter (settled through central counterparties):
Forward rate agreements	598,653	–	598,653	529,893	–	529,893
Swaps	2,960,778	236,603	3,197,381	3,154,442	249,610	3,404,052
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	3,559,431	236,603	3,796,034	3,684,335	249,610	3,933,945
Total	$4,115,744	$264,590	$4,380,334	$4,308,049	$284,328	$4,592,377
Foreign exchange and gold contracts
Exchange-traded:
Futures	$9,548	$–	$9,548	$8,368	$–	$8,368
Options purchased	258	–	258	686	–	686
Options written	187	–	187	417	–	417
	9,993	–	9,993	9,471	–	9,471
Over-the-counter:
Spot and forwards	354,235	19,114	373,349	431,547	37,582	469,129
Swaps	457,942	78,433	536,375	383,708	68,793	452,501
Options purchased	33,754	–	33,754	44,890	–	44,890
Options written	32,613	–	32,613	44,936	–	44,936
	878,544	97,547	976,091	905,081	106,375	1,011,456
Over-the-counter (settled through central counterparties):
Spot and forwards	27,579	–	27,579	25,724	–	25,724
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	27,579	–	27,579	25,724	–	25,724
Total	$916,116	$97,547	$1,013,663	$940,276	$106,375	$1,046,651
Other derivative contracts
Exchange-traded:
Equity	$45,099	$–	$45,099	$40,095	$–	$40,095
Credit	–	–	–	–	–	–
Commodity and other contracts	27,083	–	27,083	69,416	–	69,416
	72,182	–	72,182	109,511	–	109,511
Over-the-counter:
Equity	82,343	582	82,925	91,869	726	92,595
Credit	23,666	–	23,666	18,678	–	18,678
Commodity and other contracts	37,887	–	37,887	61,257	–	61,257
	143,896	582	144,478	171,804	726	172,530
Over-the-counter (settled through central counterparties):
Equity	–	–	–	–	–	–
Credit	10,485	–	10,485	8,053	–	8,053
Commodity and other contracts	234	–	234	411	–	411
	10,719	–	10,719	8,464	–	8,464
Total	$226,797	$582	$227,379	$289,779	$726	$290,505
Total notional amounts outstanding	$5,258,657	$362,719	$5,621,376	$5,538,104	$391,429	$5,929,533

(1)	The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

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(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2020 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$63,381	$47,648	$36	$111,065
Forward rate agreements	493,676	105,747	6,803	606,226
Swaps	1,204,974	1,617,615	782,897	3,605,486
Options purchased	9,596	17,011	1,607	28,214
Options written	5,784	15,919	7,640	29,343
	1,777,411	1,803,940	798,983	4,380,334
Foreign exchange and gold contracts
Futures	7,144	2,404	–	9,548
Spot and forwards	373,511	22,353	5,064	400,928
Swaps	111,610	256,789	167,976	536,375
Options purchased	28,329	5,615	68	34,012
Options written	29,989	2,811	–	32,800
	550,583	289,972	173,108	1,013,663
Other derivative contracts
Equity	81,897	45,083	1,044	128,024
Credit	19,910	8,965	5,276	34,151
Commodity and other contracts	48,970	15,896	338	65,204
	150,777	69,944	6,658	227,379
Total	$2,478,771	$2,163,856	$978,749	$5,621,376

As at October 31, 2019 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$81,584	$48,087	$639	$130,310
Forward rate agreements	414,294	117,694	6,089	538,077
Swaps	1,182,231	1,781,124	888,676	3,852,031
Options purchased	19,633	16,813	2,197	38,643
Options written	8,408	19,148	5,760	33,316
	1,706,150	1,982,866	903,361	4,592,377
Foreign exchange and gold contracts
Futures	6,574	1,762	32	8,368
Spot and forwards	465,712	25,605	3,536	494,853
Swaps	104,706	206,695	141,100	452,501
Options purchased	39,105	6,218	253	45,576
Options written	40,628	4,493	232	45,353
	656,725	244,773	145,153	1,046,651
Other derivative contracts
Equity	75,388	54,045	3,257	132,690
Credit	13,562	11,418	1,751	26,731
Commodity and other contracts	93,950	36,603	531	131,084
	182,900	102,066	5,539	290,505
Total	$2,545,775	$2,329,705	$1,054,053	$5,929,533

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2020. To control credit risk associated with derivatives, the Bank uses similar credit risk management activities and procedures to the approaches used in the lending business in assessing and adjudicating exposure. The Bank utilizes a risk metric, potential future exposure (PFE) for derivatives, to measure utilization

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against established credit limits to the counterparty. PFE measures the effect that changes in the market have on derivative exposures throughout the lifetime of the counterparties’ trades. Additionally, PFE considers risk mitigants such as netting and collateralization. PFE limits and utilization for derivatives counterparties are authorized and monitored by the Bank’s risk management unit.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 94 of the 2020 Annual Report).

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, and bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. CRA takes into account master netting or collateral arrangements that have been made1. CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the exposure at default (EAD) prescribed in the Capital Adequacy Requirements (CAR) Guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The risk-weighted asset is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2020				2019
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk- Weighted Assets	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk- Weighted Assets
Interest rate contracts
Futures	$111,065	$–	$46	$–	$130,310	$–	$39	$–
Forward rate agreements	606,226	52	129	45	538,077	49	249	127
Swaps	3,605,486	7,418	8,343	2,610	3,852,031	5,345	6,369	2,145
Options purchased	28,214	78	46	13	38,643	42	43	19
Options written	29,343	–	21	6	33,316	–	26	10
	4,380,334	7,548	8,585	2,674	4,592,377	5,436	6,726	2,301
Foreign exchange and gold contracts
Futures	9,548	–	42	–	8,368	–	39	–
Spot and forwards	400,928	1,492	3,821	1,170	494,853	3,594	4,990	1,797
Swaps	536,375	775	6,313	1,680	452,501	2,188	7,015	2,678
Options purchased	34,012	933	467	242	45,576	755	284	157
Options written	32,800	–	18	2	45,353	–	35	8
	1,013,663	3,200	10,661	3,094	1,046,651	6,537	12,363	4,640
Other derivative contracts
Equity	128,024	1,098	7,091	1,004	132,690	698	7,882	1,166
Credit	34,151	270	458	116	26,731	167	295	98
Commodity and other contracts	65,204	868	3,629	592	131,084	693	4,775	513
	227,379	2,236	11,178	1,712	290,505	1,558	12,952	1,777
Credit Valuation Adjustment	–	–	–	5,330	–	–	–	6,537
Total derivatives	$5,621,376	$12,984	$30,424	$12,810	$5,929,533	$13,531	$32,041	$15,255
Amount settled through central counterparties(2)
Exchange-traded	195,287	–	4,194	95	264,278	–	5,811	128
Over-the-counter	3,834,332	–	872	17	3,968,133	–	1,084	22
	$4,029,619	$–	$5,066	$112	$4,232,411	$–	$6,895	$150

(1)

The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $32,081 (2019 – $24,588) for CRA, and $66,686 (2019 – $62,521) for CEA.

(2)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

[1]	Regulatory haircuts prescribed by the OSFI CAR Guidelines are applied to the collateral balances of the CRA measure.

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(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2020		2020		2019
	Average fair value		Year-end fair value		Year-end fair value(1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$168	$8	$138	$–	$108	$9
Swaps	16,301	13,004	18,007	13,044	14,719	11,617
Options	83	135	89	80	47	173
	16,552	13,147	18,234	13,124	14,874	11,799
Foreign exchange and gold contracts
Forwards	8,187	7,441	4,048	3,448	5,790	5,592
Swaps	11,630	14,574	9,931	12,934	8,932	10,781
Options	1,090	934	984	752	761	714
	20,907	22,949	14,963	17,134	15,483	17,087
Other derivative contracts
Equity	2,987	3,546	2,940	2,732	1,961	3,093
Credit	618	37	480	53	406	38
Commodity and other contracts	3,878	4,653	2,677	2,995	1,765	2,803
	7,483	8,236	6,097	5,780	4,132	5,934
Trading derivatives’ market valuation	$44,942	$44,332	$39,294	$36,038	$34,489	$34,820
Hedging
Interest rate contracts
Swaps			$2,783	$3,830	$1,762	$2,139
Foreign exchange and gold contracts
Forwards			198	220	214	269
Swaps			2,782	2,157	1,620	2,994
			$2,980	$2,377	$1,834	$3,263
Other derivative contracts
Equity			$8	$2	$34	$–
Hedging derivatives’ market valuation			$5,771	$6,209	$3,630	$5,402
Total derivative financial instruments as per Statement of Financial Position			$45,065	$42,247	$38,119	$40,222

Less: impact of master netting and collateral(2)			32,081	32,081	24,588	24,588
Net derivative financial instruments(2)			$12,984	$10,166	$13,531	$15,634

(1)

The average fair value of trading derivatives’ market valuation for the year ended October 31, 2019 was: favourable $32,559 and unfavourable $33,300. Average fair value amounts are based on the latest 13 month-end balances.

(2)

Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank manages interest rate risk, foreign currency risk and equity risk through hedge accounting transactions.

Interest rate risk

Single-currency interest rate swaps are used to hedge interest rate risk exposure. In fair value hedges of interest rate risk, the interest rate exposure from fixed rate assets and liabilities is converted from fixed to floating rate exposure. In cash flow hedges of interest rate risk, the interest rate exposure from floating rate assets and liabilities is converted from floating to fixed rate exposure. The Bank generally hedges interest rate risk only to the extent of benchmark interest rates. The total interest cash flows usually comprise a spread in addition to the benchmark rate.

Foreign currency risk

In fair value hedges, cross-currency interest rate swaps and single-currency interest rate swaps are used to manage foreign currency exposure in conjunction with interest rate exposure. Cross-currency interest rate swaps or a combination of cross-currency and single-currency interest rate swaps are mainly used to convert a foreign currency fixed rate exposure to a functional currency floating rate exposure In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In cash flow hedges, cross-currency interest rate swaps, single-currency interest rate swaps, foreign currency forwards and foreign currency assets or liabilities are used to manage foreign currency exposure, or a combined foreign currency and interest rate exposure. Cross-currency interest rate swaps are used to offset the foreign currency exposure by exchanging the interest cash flows in one currency for interest cash flows in another currency. Single-currency interest rate swaps may be used in conjunction with cross-currency interest rate swaps to convert the foreign currency exposure or resulting functional currency exposure from floating to fixed. Foreign currency forwards and foreign currency denominated assets and liabilities are used to offset the exposure arising from highly probable future cash flows, including purchase considerations for business acquisitions and sale proceeds for business divestitures that are denominated in a foreign currency. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In net investment hedges, the Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage foreign currency exposure. The designated non-derivative liabilities are denominated in the functional currency of the net investment, such that the foreign currency translation impact from the net investment will be offset by the foreign currency impact from the designated liabilities. The foreign currency forward contracts are structured to sell the functional currency of the net investment in return for the Bank’s functional currency.

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Equity risk

Equity risk is created by the Bank’s share-based compensation plans awarded to employees. In cash flow hedges, total return swaps are mainly used to offset the equity exposure by exchanging interest payments for payments based on the returns on the underlying shares.

For all of the risks identified above, the economic relationship and hedge ratio are determined using a qualitative and quantitative assessment. This assessment incorporates comparison of critical terms of the hedged and hedging item, and regression analysis. For regression analysis, a hedging relationship is considered highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8 or greater; slope of the regression is within a 0.8-1.25 range; and confidence level of the slope is at least 95%.The main sources of hedge ineffectiveness include the following:

•	The use of different discount curves to value the hedged item and the hedging derivative in fair value hedges, in order to reflect the reduced credit risk of collateralized derivatives;
•	Differences in the underlying reference interest rate tenor, reset/settlement frequency and floating spread between the hedging instruments and the hedged item.

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. However, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”.

The following table summarizes the notional amounts of derivatives and carrying amounts of cash and deposit liabilities designated as hedging instruments.

	2020				2019
	Notional amounts(1)				Notional amounts(1)
	Remaining term to maturity				Remaining term to maturity
As at October 31 ($ millions)	Within one year	One to five years	Over five years	Total	Within one year	One to five years	Over five years	Total
Fair value hedges
Interest rate risk – swaps	$41,972	$115,479	$14,873	$172,324	$26,742	$111,077	$13,546	$151,365
Foreign currency/interest rate risk – swaps	–	116	107	223	689	66	–	755

Cash flow hedges
Interest rate risk – swaps	11,990	33,580	11,920	57,490	14,952	71,785	16,646	103,383
Foreign currency/interest rate risk – swaps	17,082	33,516	5,720	56,318	2,630	26,325	4,000	32,955
Foreign currency risk
Swaps	25,787	61,137	15,166	102,090	35,982	62,381	12,015	110,378
Foreign currency forwards	3,000	–	–	3,000	13,129	–	–	13,129
Cash	71	–	–	71	70	–	–	70
Equity risk – total return swaps	171	411	–	582	216	510	–	726

Net investment hedges
Foreign currency risk
Foreign currency forwards	16,114	–	–	16,114	24,453	–	–	24,453
Deposit liabilities	6,150	–	–	6,150	6,080	–	–	6,080
Total	$122,337	$244,239	$47,786	$414,362	$124,943	$272,144	$46,207	$443,294

(1)	Notional amounts relating to derivatives that are hedging multiple risks in both assets and liabilities are included in more than one category.

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The following table shows the average rate or price of significant hedging instruments.

	2020			2019
	Average rate or price(1)			Average rate or price(1)
As at October 31	Fixed interest rate	FX rate	Price	Fixed interest rate	FX rate	Price
Fair value hedges
Interest rate risk – swaps	1.71%	n/a	n/a	2.11%	n/a	n/a
Foreign currency/interest rate risk – swaps
CAD-USD	–%	–	n/a	2.22%	1.29	n/a
CAD-EUR	–%	–	n/a	3.02%	1.33	n/a

Cash flow hedges
Interest rate risk – swaps	2.10%	n/a	n/a	2.22%	n/a	n/a
Foreign currency/interest rate risk – swaps
CAD-USD	1.30%	1.32	n/a	1.85%	1.28	n/a
Foreign currency risk
Swaps
CAD-USD	n/a	1.31	n/a	n/a	1.31	n/a
CAD-EUR	n/a	1.49	n/a	n/a	1.48	n/a
CAD-GBP	n/a	1.72	n/a	n/a	1.71	n/a
Foreign currency forwards
CAD-USD	n/a	1.33	n/a	n/a	1.32	n/a
Equity price risk – total return swaps	n/a	n/a	$75.40	n/a	n/a	$76.35

Net investment hedges
Foreign currency risk – foreign currency forwards
CAD-USD	n/a	1.34	n/a	n/a	1.33	n/a
MXN-CAD	n/a	16.60	n/a	n/a	15.58	n/a
PEN-CAD	n/a	2.64	n/a	n/a	2.56	n/a
THB-CAD	n/a	22.86	n/a	n/a	23.56	n/a

(1)

The average rate or price is calculated in aggregate for all of the Bank’s hedge relationships, including hedges of assets and liabilities. The majority of the Bank’s hedges have a remaining term to maturity of less than 5 years.

For fair value hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2020 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$1,742	$(2,456)	$(392)	$377	$(15)
Investment securities			(622)	610	(12)	$40,785	$1,049	$249
Loans			(913)	898	(15)	71,081	994	48
Deposit liabilities			996	(985)	11	(59,084)	(846)	(545)
Subordinated debentures			147	(146)	1	(5,638)	(93)	(77)

Foreign currency/interest
rate risk – swaps	22	(1)	(1)	–	(1)
Investment securities			(1)	–	(1)	221	1	–
Total	$1,764	$(2,457)	$ (393)	$377	$ (16)	$ 47,365	$1,105	$(325)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2020.
(3)

This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.

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	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2019 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$760	$(1,296)	$582	$(562)	$20
Investment securities			(879)	892	13	$25,576	$682	$112
Loans			(491)	491	–	57,711	294	(112)
Deposit liabilities			1,872	(1,865)	7	(54,727)	(324)	(252)
Subordinated debentures			80	(80)	–	(5,500)	(48)	27

Foreign currency/interest
rate risk – swaps	8	(23)	5	(5)	–
Investment securities			2	(2)	–	247	4	–
Deposit liabilities			3	(3)	–	(267)	–	–
Total	$768	$ (1,319)	$ 587	$ (567)	$ 20	$ 23,040	$608	$ (225)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2019.
(3)

This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.

For cash flow hedges and net investment hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2020 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$684	$(1,575)	$62	$58	$(2)
Foreign currency/interest rate risk – swaps	1,347	(570)	896	908	13
Foreign currency risk
Swaps	1,770	(1,385)	1,298	1,276	(2)
Foreign currency forwards	17	(12)	464	464	(1)
Cash	71	–	4	4	–
Equity risk – total return swaps	8	(2)	(173)	(173)	–
	3,897	(3,544)	2,551	2,537	8
Net investment hedges
Foreign currency risk
Foreign currency forwards	181	(208)	(77)	(77)	–
Deposit liabilities	n/a	(6,150)	(70)	(70)	–
	181	(6,358)	(147)	(147)	–
Total	$4,078	$ (9,902)	$ 2,404	$ 2,390	$ 8

(1)

Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2020.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)

For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

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Consolidated Financial Statements

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2019 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$897	$(1,208)	$525	$518	$(7)
Foreign currency/interest rate risk – swaps	380	(524)	756	759	7
Foreign currency risk
Swaps	1,337	(2,082)	(1,050)	(1,055)	(1)
Foreign currency forwards	38	(57)	49	44	3
Cash	70	–	–	–	–
Equity risk – total return swaps	34	–	83	83	–
	2,756	(3,871)	363	349	2
Net investment hedges
Foreign currency risk
Foreign currency forwards	176	(212)	(388)	(388)	–
Deposit liabilities	n/a	(6,080)	(2)	(2)	–
	176	(6,292)	(390)	(390)	–
Total	$2,932	$ (10,163)	$ (27)	$ (41)	$2

(1)

Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2019.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)

For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

For cash flow hedges and net investment hedges, the following table contains information regarding the impacts on the Consolidated Statement of Other Comprehensive Income on a pre-tax basis.

	AOCI as at November 1, 2019	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	Amount reclassified to net income for hedges of forecasted transactions that are no longer expected to occur(1)	Net gains/ (losses) included in non-financial asset/liability as a result of a hedged forecasted transaction	AOCI as at October 31, 2020	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2020
For the year ended October 31, 2020 ($ millions)							Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$463	$64	$(115)	$–	$–	$412	$(457)	$869
Foreign currency/interest rate risk	208	883	(37)	–	–	1,054	875	179
Foreign currency risk	99	1,769	(2,574)	–	–	(706)	(708)	2
Equity risk	21	(173)	122	–	–	(30)	(30)	–
	791	2,543	(2,604)	–	–	730	(320)	1,050
Net investment hedges
Foreign currency risk	(3,483)	(147)	494	–	–	(3,136)	(3,067)	(69)
Total	$(2,692)	$2,396	$(2,110)	$–	$–	$(2,406)	$(3,387)	$981

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

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Consolidated Financial Statements

	AOCI as at November 1, 2018	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	Amount reclassified to net income for hedges of forecasted transactions that are no longer expected to occur(1)	Net gains/ (losses) included in non-financial asset/liability as a result of a hedged forecasted transaction	AOCI as at October 31, 2019	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2019
For the year ended October 31, 2019 ($ millions)							Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(154)	$532	$85	$–	$–	$463	$(148)	$611
Foreign currency/interest rate risk	(450)	749	(91)	–	–	208	260	(52)
Foreign currency risk	445	(1,003)	672	(4)	(11)	99	91	8
Equity risk	(7)	83	(55)	–	–	21	21	–
	(166)	361	611	(4)	(11)	791	224	567
Net investment hedges
Foreign currency risk	(3,251)	(390)	158	–	–	(3,483)	(3,408)	(75)
Total	$(3,417)	$(29)	$769	$(4)	$(11)	$(2,692)	$(3,184)	$492

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other.

Currently, the Bank’s hedge relationships referencing USD LIBOR and GBP LIBOR, and extending beyond December 31, 2021 are viewed to be directly impacted by the Interest Rate Benchmark Reform and thus subject to the requirements of the Amendments. The following table summarizes the Bank’s hedging derivatives as at October 31, 2020 relating to hedges directly impacted by the Reform:

	Notional amounts of Hedging Derivatives Maturing after December 2021 ($Billions)(1)
Interest Rate Benchmark Index(2)	October 31, 2020	October 31, 2019
USD LIBOR	105.2	81.4
GBP LIBOR	4.9	3.3
Total	110.1	84.7

(1)

For cross currency swaps where both legs are referencing rates directly impacted by the Interest Rate Benchmark Reform, and a CAD leg is inserted to create two separate hedging relationships, the relevant notional amount for both legs are included in this table.

(2)	EURIBOR is excluded from the table as of Q4 2020 as the benchmark index is no longer expected to discontinue.

The specific interest rate benchmarks affected by the Reform, as well as the pace and timing at which markets transition away from the existing IBOR benchmark rate to an alternative benchmark rate, will vary across different rates, jurisdictions and product types. As such, the Bank is applying its best judgement to analyze market expectations, in order to identify the interest rate benchmarks and related hedges impacted by the Reform.

11	Offsetting Financial Assets and Financial Liabilities

The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2020 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the consolidated statement of financial position		Net amounts of financial instruments presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount(3)
					Impact of master netting arrangements or similar agreements(1)	Collateral(2)
Derivative financial instruments	$45,333	$(268)		$45,065	$(27,003)	$(5,328)	$12,734
Securities purchased under resale agreements and securities borrowed	141,861	(22,114	)(4)	119,747	(9,690)	(107,241)	2,816
Total	$187,194	$(22,382)		$164,812	$(36,693)	$(112,569)	$15,550

Types of financial liabilities
Derivative financial instruments	$42,515	$(268)		$42,247	$(27,003)	$(9,058)	$6,186
Obligations related to securities sold under repurchase agreements and securities lent	159,877	(22,114	)(4)	137,763	(9,690)	(122,440)	5,633
Total	$202,392	$ (22,382)		$180,010	$(36,693)	$(131,498)	$11,819

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Consolidated Financial Statements

As at October 31, 2019 ($ millions)
Types of financial assets		Gross amounts of recognized financial instruments offset in the consolidated statement of financial position	Net amounts of financial instruments presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial instruments			Impact of master netting arrangements or similar agreements(1)	Collateral(2)	Net amount(3)
Derivative financial instruments	$38,448	$(329)	$38,119	$(21,395)	$(3,474)	$13,250
Securities purchased under resale agreements and securities borrowed	139,571	(8,393)	131,178	(8,709)	(120,199)	2,270
Total	$178,019	$(8,722)	$169,297	$(30,104)	$(123,673)	$15,520

Types of financial liabilities
Derivative financial instruments	$40,551	$(329)	$40,222	$(21,395)	$(8,986)	$9,841
Obligations related to securities sold under repurchase agreements and securities lent	132,476	(8,393)	124,083	(8,709)	(107,732)	7,642
Total	$173,027	$(8,722)	$164,305	$(30,104)	$(116,718)	$17,483

(1)

Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

(2)

Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.

(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)

Certain reverse repurchase and repurchase agreements have become eligible for netting in the current period with the same counterparty to be offset in normal course of business, as well as in the event of default, insolvency and bankruptcy.

12	Investment Securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

As at October 31 ($ millions)	2020	2019
Debt investment securities measured at FVOCI	$76,638	$58,157
Debt investment securities measured at amortized cost	31,644	21,845
Equity investment securities designated at FVOCI	1,859	1,561
Equity investment securities measured at FVTPL	1,222	796
Debt investment securities measured at FVTPL	26	–
Total investment securities	$111,389	$82,359

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

	2020				2019
As at October 31 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$16,374	$454	$–	$16,828	$12,176	$216	$11	$12,381
Canadian provincial and municipal debt	17,295	253	1	17,547	3,203	42	4	3,241
U.S. treasury and other U.S. agency debt	12,634	595	–	13,229	19,527	384	22	19,889
Other foreign government debt	27,643	274	17	27,900	20,543	87	19	20,611
Other debt	1,115	19	–	1,134	2,012	24	1	2,035
Total	$75,061	$1,595	$18	$76,638	$57,461	$753	$57	$58,157

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Consolidated Financial Statements

(b)	Debt investment securities measured at amortized cost

	2020		2019
As at October 31 ($ millions)	Fair Value	Carrying value(1)	Fair Value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$17,955	$17,819	$7,575	$7,580
U.S. treasury and other U.S. agency debt	11,048	10,726	9,419	9,279
Other foreign government debt	1,766	1,744	1,979	1,970
Corporate debt	1,360	1,355	3,027	3,016
Total	$32,129	$31,644	$22,000	$21,845

(1)	Balances are net of allowances, which are not significant.

(c)	Equity investment securities designated at fair value through other comprehensive income (FVOCI)

The Bank has designated certain equity securities at FVOCI shown in the following table as these investments are held for strategic purposes.

As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$11	$–	$3	$8
Common shares	1,735	228	112	1,851
Total	$1,746	$228	$115	$1,859

As at October 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$146	$–	$53	$93
Common shares	1,262	223	17	1,468
Total	$1,408	$223	$70	$1,561

Dividend income on equity securities designated at FVOCI of $66 million for the year ended October 31, 2020 (2019 – $56 million) has been recognized in interest income.

During the year ended October 31, 2020, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $646 million (2019 – $314 million). These dispositions have resulted in a cumulative loss of $101 million (2019 – $36 million) that remains in OCI.

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Consolidated Financial Statements

(d)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2020 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$113	$2,363	$12,158	$941	$1,253	$–	$16,828
Yield(1)%	1.0	1.3	1.0	1.5	3.5	–	1.2
Canadian provincial and municipal debt	349	1,521	13,966	1,711	–	–	17,547
Yield(1)%	1.1	0.6	1.0	1.5	–	–	1.0
U.S. treasury and other U.S. agency debt	1,878	3,469	6,144	849	889	–	13,229
Yield(1)%	1.7	2.4	2.2	0.4	1.2	–	2.0
Other foreign government debt	5,196	8,933	11,525	2,048	198	–	27,900
Yield(1)%	0.8	1.0	1.6	1.9	2.5	–	1.3
Other debt	261	244	572	38	19	–	1,134
Yield(1)%	(0.7)	1.4	1.3	(0.3)	5.9	–	0.8
	7,797	16,530	44,365	5,587	2,359	–	76,638
Equity instruments
Preferred equity instruments	–	–	–	–	–	8	8
Common shares	–	–	–	–	–	1,851	1,851
						1,859	1,859
Total FVOCI	7,797	16,530	44,365	5,587	2,359	1,859	78,497
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	1,048	5,452	10,553	761	5	–	17,819
U.S. treasury and other U.S. agency debt	1,199	929	822	10	7,766	–	10,726
Other foreign government debt	164	870	367	268	75	–	1,744
Corporate debt	487	621	243	4	–	–	1,355
	2,898	7,872	11,985	1,043	7,846	–	31,644
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,222	1,222
Debt instruments	–	–	26	–	–	–	26
Total investment securities	$10,695	$24,402	$56,376	$6,630	$10,205	$3,081	$111,389
Total by currency (in Canadian equivalent):
Canadian dollar	$1,151	$8,466	$32,302	$2,955	$1,277	$1,101	$47,252
U.S. dollar	4,088	7,157	18,171	2,258	8,655	1,463	41,792
Mexican peso	267	850	1,459	198	–	17	2,791
Other currencies	5,189	7,929	4,444	1,219	273	500	19,554
Total investment securities	$10,695	$24,402	$56,376	$6,630	$10,205	$3,081	$111,389

(1)	Represents the weighted-average yield of fixed income securities.

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Consolidated Financial Statements

	Remaining term to maturity
As at October 31, 2019 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$2,018	$766	$7,097	$1,153	$1,347	$–	$12,381
Yield(1)%	1.7	1.9	1.8	1.8	3.3	–	1.9
Canadian provincial and municipal debt	255	379	2,300	307	–	–	3,241
Yield(1)%	1.4	1.8	2.2	2.3	–	–	2.1
U.S. treasury and other U.S. agency debt	645	2,885	9,634	3,377	3,348	–	19,889
Yield(1)%	2.0	2.1	2.2	2.3	2.4	–	2.2
Other foreign government debt	6,176	6,958	5,444	1,830	203	–	20,611
Yield(1)%	1.4	1.3	3.8	3.8	3.4	–	2.2
Other debt	221	385	1,408	–	21	–	2,035
Yield(1)%	1.9	2.2	2.2	–	5.9	–	2.2
	9,315	11,373	25,883	6,667	4,919	–	58,157
Equity instruments
Preferred equity instruments	–	–	–	–	–	93	93
Common shares	–	–	–	–	–	1,468	1,468
						1,561	1,561
Total FVOCI	9,315	11,373	25,883	6,667	4,919	1,561	59,718
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	321	1,407	5,580	267	5	–	7,580
U.S. treasury and other U.S. agency debt	395	656	2,231	7	5,990	–	9,279
Other foreign government debt	189	384	811	490	96	–	1,970
Corporate debt	114	1,088	1,710	66	38	–	3,016
	1,019	3,535	10,332	830	6,129	–	21,845
Fair value through profit or loss
Equity instruments	–	–	–	–	–	796	796
Debt instruments	–	–	–	–	–	–	–
Total investment securities	$10,334	$14,908	$36,215	$7,497	$11,048	$2,357	$82,359
Total by currency (in Canadian equivalent):
Canadian dollar	$2,117	$1,095	$13,029	$1,482	$1,208	$1,183	$20,114
U.S. dollar	1,716	7,271	19,520	3,977	9,513	675	42,672
Mexican peso	97	187	964	305	–	16	1,569
Other currencies	6,404	6,355	2,702	1,733	327	483	18,004
Total investment securities	$10,334	$14,908	$36,215	$7,497	$11,048	$2,357	$82,359

(1)	Represents the weighted-average yield of fixed income securities.

(e)	Net gain on sale of investment securities

The following table presents the net gain on sale of investment securities:

For the year ended October 31 ($ millions)	2020	2019	2018
Debt investment securities measured at amortized cost	$13	$34	$–
Debt investment securities measured at FVOCI	594	317	146
Net gain on sale of investment securities	$607	$351	$146

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Consolidated Financial Statements

13	Loans, Impaired Loans and Allowance for Credit Losses

(a)	Loans at amortized cost

	2020			2019
As at October 31 ($ millions)	Gross loans	Allowance for credit losses	Net carrying amount	Gross loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$284,684	$884	$283,800	$268,169	$680	$267,489
Personal loans	93,758	3,155	90,603	98,631	2,065	96,566
Credit cards	14,797	1,886	12,911	17,788	1,255	16,533
Business and government	217,663	1,714	215,949	212,972	1,077	211,895
Total	$610,902	$7,639	$603,263	$597,560	$5,077	$592,483

(b)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2020	2019
Canada:
Residential mortgages	$245,044	$226,609
Personal loans	73,919	75,478
Credit cards	6,399	7,758
Business and government	74,590	69,933
	399,952	379,778
United States:
Personal loans	823	715
Business and government	43,126	43,615
	43,949	44,330
Mexico:
Residential mortgages	9,160	8,915
Personal loans	3,038	3,741
Credit cards	659	815
Business and government	18,356	18,326
	31,213	31,797
Chile:
Residential mortgages	17,231	16,105
Personal loans	5,187	5,833
Credit cards	2,307	2,737
Business and government	22,135	20,955
	46,860	45,630
Peru:
Residential mortgages	2,935	2,863
Personal loans	4,773	4,847
Credit cards	1,823	2,192
Business and government	12,587	11,804
	22,118	21,706
Colombia:
Residential mortgages	2,114	2,322
Personal loans	2,201	2,800
Credit cards	1,923	2,213
Business and government	4,654	4,338
	10,892	11,673
Other International:
Residential mortgages	8,200	11,355
Personal loans	3,817	5,217
Credit cards	1,686	2,073
Business and government	42,215	44,001
	55,918	62,646
Total loans	610,902	597,560
Acceptances(2)	14,228	13,896
Total loans and acceptances(3)	625,130	611,456
Allowance for credit losses	(7,716)	(5,083)
Total loans and acceptances net of allowance for credit losses	$617,414	$606,373

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	0.5% of borrowers reside outside Canada.
(3)

Loans and acceptances denominated in US dollars were $114,788 (2019 – $117,099), in Chilean pesos $36,812 (2019 – $35,721), Mexican pesos $23,654 (2019 – $25,060), and in other foreign currencies $49,652 (2019 – $52,741).

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Consolidated Financial Statements

(c)	Loan maturities

As at October 31, 2020	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$44,076	$207,998	$13,216	$16,796	$2,598	$284,684	$51,462	$230,590	$2,632	$284,684
Personal loans	15,307	34,190	4,406	873	38,982	93,758	42,284	49,088	2,386	93,758
Credit cards	–	–	–	–	14,797	14,797	–	14,797	–	14,797
Business and government	107,393	98,383	4,854	1,969	5,064	217,663	143,895	71,187	2,581	217,663
Total	$166,776	$340,571	$22,476	$19,638	$61,441	$610,902	$237,641	$365,662	$7,599	$610,902
Allowance for credit losses	–	–	–	–	(7,639)	(7,639)	–	–	(7,639)	(7,639)
Total loans net of allowance for credit losses	$166,776	$340,571	$22,476	$19,638	$53,802	$603,263	$237,641	$365,662	$(40)	$603,263

As at October 31, 2019	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$50,316	$184,541	$11,141	$19,780	$2,391	$268,169	$49,676	$216,036	$2,457	$268,169
Personal loans	17,737	36,223	4,975	762	38,934	98,631	42,373	55,169	1,089	98,631
Credit cards	–	–	–	–	17,788	17,788	–	17,788	–	17,788
Business and government	101,010	97,492	7,235	727	6,508	212,972	155,627	55,167	2,178	212,972
Total	$169,063	$318,256	$23,351	$21,269	$65,621	$597,560	$247,676	$344,160	$5,724	$597,560
Allowance for credit losses	–	–	–	–	(5,077)	(5,077)	–	–	(5,077)	(5,077)
Total loans net of allowance for credit losses	$169,063	$318,256	$23,351	$21,269	$60,544	$592,483	$247,676	$344,160	$647	$592,483

(d)	Impaired loans(1)(2)

	2020			2019
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses	Net	Gross impaired loans(1)	Allowance for credit losses	Net
Residential mortgages	$1,490	$392	$1,098	$1,830	$325	$1,505
Personal loans	1,032	820	212	1,094	591	503
Credit cards	–	–	–	–	–	–
Business and government	2,531	745	1,786	2,211	679	1,532
Total	$5,053	$1,957	$3,096	$5,135	$1,595	$3,540
By geography:
Canada	$1,127	487	640	$1,133	375	758
United States	116	4	112	94	5	89
Mexico	570	222	348	485	178	307
Peru	824	498	326	642	332	310
Chile	775	233	542	844	180	664
Colombia	459	102	357	505	151	354
Other International	1,182	411	771	1,432	374	1,058
Total	$5,053	1,957	3,096	$5,135	1,595	3,540

(1)	Interest income recognized on impaired loans during the year ended October 31, 2020 was $47 (2019 – $51).
(2)	Additional interest income of approximately $310 would have been recorded if the above loans had not been classified as impaired (2019 – $384).

(e)	Allowance for credit losses
(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;
•	Changes in the volumes of transactions;
•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and
•	Borrower migration between the three stages

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The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and pessimistic front loaded). The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events.

In considering the assumptions used to measure expected credit losses this year, the Bank contemplated both the unprecedented impact and significant uncertainty COVID-19 has had to current conditions and outlook, including the timing of economic recovery combined with the continued shut-down of economies around the world and associated uncertainty regarding re-opening.

The Bank has applied expert credit judgement, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk. Utilization of a payment deferral program was not necessarily considered an immediate trigger, in keeping with IASB and regulatory guidance, for an account to migrate to a progressive stage. Early observations of payment behaviour of expiries for this year were considered in the assessment of the changes in the risk of default occurring over the expected life of a financial instrument when determining staging and is a key input in determining migration.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (W shape) to longer-term (L shape) periods. This year, the Bank increased the weight of the pessimistic scenarios in calculating the allowance for credit losses.

The base case scenario expects the overall economy to trace a gradual V shape recovery, even though growth and employment in individual industries are expected to show considerable heterogeneity. While some industries are expected to fully recover over the course of the next few quarters, others are expected to languish below the pre-pandemic levels. This industry-level pattern of activity is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Pessimistic Front Loaded(1)
October 31, 2020	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	3.1	2.2	4.7	2.7	-2.0	3.8	-10.8	6.4
Unemployment rate, average %	7.3	5.5	6.7	4.7	9.9	5.8	14.1	7.1
Bank of Canada overnight rate target, average %	0.3	0.8	0.5	1.2	0.3	0.4	0.3	0.3
HPI – Housing Price Index, y/y % change	0.4	2.8	1.9	3.3	-6.3	4.6	-15.2	6.8
USDCAD exchange rate, average	1.30	1.25	1.30	1.25	1.37	1.27	1.40	1.33

US
Real GDP growth, y/y % change	2.5	2.2	3.6	2.4	-0.5	3.1	-7.4	5.2
Unemployment rate, average %	6.3	3.5	6.1	3.3	8.1	4.1	10.5	7.0

Mexico
Real GDP growth, y/y % change	1.0	2.3	2.5	2.6	-1.8	3.1	-8.7	5.3
Unemployment rate, average %	7.3	4.5	6.8	3.9	9.9	4.9	14.1	6.2

Chile
Real GDP growth, y/y % change	3.8	2.6	5.6	3.2	0.8	3.4	-6.2	5.6
Unemployment rate, average %	12.1	7.3	11.6	6.9	14.7	7.7	18.9	8.9

Peru
Real GDP growth, y/y % change	3.7	3.8	5.0	4.4	2.9	4.4	-3.5	6.3
Unemployment rate, average %	12.4	8.1	11.3	6.3	14.2	8.5	18.5	9.7

Colombia
Real GDP growth, y/y % change	1.9	3.5	3.0	4.0	1.1	4.0	-5.2	6.0
Unemployment rate, average %	14.4	8.2	13.6	6.8	16.2	8.7	20.5	9.8

Caribbean
Real GDP growth, y/y % change	2.2	4.1	3.3	4.4	1.0	4.7	-6.6	5.9

Global
WTI oil price, average USD/bbl	48	58	52	68	42	54	37	38
Copper price, average USD/lb	3.00	3.19	3.09	3.42	2.79	3.06	2.66	2.64
Global GDP, y/y % change	4.44	3.28	5.63	3.72	2.36	3.91	-2.67	5.34

(1)

Allowance for credit losses as of October 31, 2019, were determined using three probability-weighted scenarios (base case, optimistic and pessimistic). Starting Q1, 2020, the Bank added an additional pessimistic front loaded scenario to its measurement methodology.

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	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic
October 31, 2019(1)	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	1.9	1.8	2.4	2.5	1.3	1.2
Unemployment rate, average %	5.8	5.8	5.6	4.6	6.1	7.0
Bank of Canada overnight rate target, average %	1.4	2.3	1.6	3.5	1.2	1.2
HPI – Housing Price Index, y/y % change	2.3	4.3	2.7	5.2	2.0	3.4
USDCAD exchange rate, average	1.29	1.22	1.28	1.19	1.30	1.26

US
Real GDP growth, y/y % change	1.8	1.8	2.3	2.5	1.4	1.2
Unemployment rate, average %	3.9	4.1	3.7	3.6	4.0	4.6

Mexico
Real GDP growth, y/y % change	0.5	1.8	1.0	2.7	0.0	0.9
Unemployment rate, average %	3.9	4.4	3.7	3.6	4.0	5.2

Chile
Real GDP growth, y/y % change	3.3	3.0	4.5	4.9	2.2	1.2
Unemployment rate, average %	6.4	5.8	6.0	3.1	6.9	8.4

Peru
Real GDP growth, y/y % change	3.4	3.6	4.3	4.7	2.5	2.6
Unemployment rate, average %	6.5	6.7	6.0	5.1	7.0	8.3

Colombia
Real GDP growth, y/y % change	3.4	3.4	4.5	4.5	2.3	2.4
Unemployment rate, average %	9.4	8.3	8.7	6.5	10.0	10.1

Caribbean
Real GDP growth, y/y % change	3.9	4.1	5.1	5.3	2.8	2.8

Global
WTI oil price, average USD/bbl	54	59	56	73	53	48
Copper price, average USD/lb	2.74	3.14	2.78	3.49	2.70	2.85
Global GDP, PPP-weighted, y/y % change	3.03	3.51	3.91	4.63	2.14	2.41

(1)

Allowance for credit losses as of October 31, 2019, were determined using three probability-weighted scenarios (base case, optimistic and pessimistic). Starting Q1, 2020, the Bank added an additional pessimistic front loaded scenario to its measurement methodology.

(iii)	Sensitivity

The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $5,863 million (2019 – $3,551 million) from $5,407 million (2019 – $3,534 million). If we were to only use our pessimistic front loaded scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $1,944 million higher than the reported allowance for credit losses as at October 31, 2020 (2019 – $164 million). Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $495 million (2019 – $450 million) lower than the reported allowance for credit losses on performing financial assets.

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Consolidated Financial Statements

(iv)	Allowance for credit losses

($ millions)	Balance as at November 1, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2020
Residential mortgages	$680	$418	$(79)	$(135)	$884
Personal loans	2,065	2,632	(1,381)	(161)	3,155
Credit cards	1,255	1,672	(975)	(66)	1,886
Business and government	1,139	1,362	(506)	(103)	1,892
	$5,139	$6,084	$(2,941)	$(465)	$7,817
Presented as:
Allowance for credit losses on loans	$5,077				$7,639
Allowance for credit losses on acceptances	6				77
Allowance for credit losses on off-balance sheet exposures	56				101

($ millions)	Balance as at November 1, 2018	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2019
Residential mortgages	$678	$104	$(74)	$(28)	$680
Personal loans	2,109	1,489	(1,534)	1	2,065
Credit cards	1,213	1,161	(1,105)	(14)	1,255
Business and government	1,147	274	(229)	(53)	1,139
	$5,147	$3,028	$(2,942)	$(94)	$5,139
Presented as:
Allowance for credit losses on loans	$5,065				$5,077
Allowance for credit losses on acceptances	8				6
Allowance for credit losses on off-balance sheet exposures	74				56

Allowance	for credit losses on loans

As at October 31, 2020 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$190	$302	$392	$884
Personal loans	864	1,471	820	3,155
Credit cards	501	1,385	–	1,886
Business and government	409	560	745	1,714
Total(1)	$1,964	$3,718	$1,957	$7,639

(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks which amounted to $181.

As at October 31, 2019 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$126	$229	$325	$680
Personal loans	609	865	591	2,065
Credit cards	424	831	–	1,255
Business and government	153	245	679	1,077
Total(1)	$1,312	$2,170	$1,595	$5,077

(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks which amounted to $68.

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Consolidated Financial Statements

The following table presents the changes to the allowance for credit losses on loans.

	As at October 31, 2020				As at October 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of the year	$126	$229	$325	$680	$112	$206	$360	$678
Provision for credit losses
Remeasurement(1)	(20)	150	237	367	(88)	27	117	56
Newly originated or purchased financial assets	39	–	–	39	58	–	–	58
Derecognition of financial assets and maturities	(4)	(14)	–	(18)	(1)	(9)	–	(10)
Changes in models and methodologies	7	6	17	30	–	–	–	–
Transfer to (from):
Stage 1	111	(90)	(21)	–	61	(52)	(9)	–
Stage 2	(18)	101	(83)	–	(15)	108	(93)	–
Stage 3	–	(42)	42	–	–	(44)	44	–
Gross write-offs	–	–	(97)	(97)	–	–	(100)	(100)
Recoveries	–	–	18	18	–	–	26	26
Foreign exchange and other movements(6)	(51)	(38)	(46)	(135)	(1)	(7)	(20)	(28)
Balance at end of year(2)	$190	$302	$392	$884	$126	$229	$325	$680
Personal loans
Balance at beginning of the year	$609	$865	$591	$2,065	$578	$887	$644	$2,109
Provision for credit losses
Remeasurement(1)	(559)	1,582	1,373	2,396	(597)	561	1,246	1,210
Newly originated or purchased financial assets	424	–	–	424	460	–	–	460
Derecognition of financial assets and maturities	(92)	(161)	–	(253)	(81)	(100)	–	(181)
Changes in models and methodologies	16	33	16	65	–	–	–	–
Transfer to (from):
Stage 1	832	(821)	(11)	–	458	(450)	(8)	–
Stage 2	(282)	358	(76)	–	(198)	281	(83)	–
Stage 3	(6)	(343)	349	–	(4)	(321)	325	–
Gross write-offs	–	–	(1,611)	(1,611)	–	–	(1,818)	(1,818)
Recoveries	–	–	230	230	–	–	284	284
Foreign exchange and other movements(6)	(78)	(42)	(41)	(161)	(7)	7	1	1
Balance at end of year(2)	$864	$1,471	$820	$3,155	$609	$865	$591	$2,065
Credit cards
Balance at beginning of the year	$424	$831	$–	$1,255	$401	$812	$–	$1,213
Provision for credit losses
Remeasurement(1)	(213)	1,174	661	1,622	(356)	543	785	972
Newly originated or purchased financial assets	155	–	–	155	312	–	–	312
Derecognition of financial assets and maturities	(72)	(68)	–	(140)	(59)	(64)	–	(123)
Changes in models and methodologies	6	29	–	35	–	–	–	–
Transfer to (from):
Stage 1	365	(365)	–	–	263	(263)	–	–
Stage 2	(146)	146	–	–	(131)	131	–	–
Stage 3	–	(307)	307	–	–	(293)	293	–
Gross write-offs	–	–	(1,163)	(1,163)	–	–	(1,324)	(1,324)
Recoveries	–	–	188	188	–	–	219	219
Foreign exchange and other movements(6)	(18)	(55)	7	(66)	(6)	(35)	27	(14)
Balance at end of year(2)	$501	$1,385	$–	$1,886	$424	$831	$–	$1,255
Business and government
Balance at beginning of the year	$191	$263	$679	$1,133	$173	$291	$675	$1,139
Provision for credit losses
Remeasurement(1)	146	467	647	1,260	(47)	50	305	308
Newly originated or purchased financial assets	315	–	–	315	178	–	–	178
Derecognition of financial assets and maturities	(200)	(72)	(16)	(288)	(141)	(27)	(27)	(195)
Changes in models and methodologies	11	2	–	13	(9)	(5)	–	(14)
Transfer to (from):
Stage 1	48	(48)	–	–	55	(55)	–	–
Stage 2	(28)	31	(3)	–	(15)	18	(3)	–
Stage 3	(2)	(27)	29	–	–	(7)	7	–
Gross write-offs	–	–	(534)	(534)	–	–	(274)	(274)
Recoveries	–	–	28	28	–	–	45	45
Foreign exchange and other movements	(3)	(24)	(85)	(112)	(3)	(2)	(49)	(54)
Balance at end of period including off-balance sheet exposures(2)	$478	$592	$745	$1,815	$191	$263	$679	$1,133
Less: Allowance for credits losses on off-balance sheet exposures(2)(3)	69	32	–	101	38	18	–	56
Balance at end of year(2)	$409	$560	$745	$1,714	$153	$245	$679	$1,077

(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal loans, credit cards, and business and government loans totaled $310 (2019 – $384).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)

During the year ended October 31, 2020, the contractual terms of certain financial assets were modified where the modification did not result in derecognition. The carrying value of such loans that were modified in Stage 2 and Stage 3 was $7,539 and $463 respectively, before the modification.

(6)	Divestitures are included in the foreign exchange and other movements.

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Consolidated Financial Statements

(f)	Carrying value of exposures by risk rating

Residential mortgages	As at October 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$167,233	$1,892	$–	$169,125	$151,824	$405	$–	$152,229
Low	61,988	1,495	–	63,483	61,317	489	–	61,806
Medium	10,914	2,071	–	12,985	14,476	1,059	–	15,535
High	1,197	3,435	–	4,632	1,404	3,309	–	4,713
Very high	13	596	–	609	11	1,728	–	1,739
Loans not graded(2)	28,787	3,573	–	32,360	26,497	3,820	–	30,317
Default	–	–	1,490	1,490	–	–	1,830	1,830
Total	270,132	13,062	1,490	284,684	255,529	10,810	1,830	268,169
Allowance for credit losses	190	302	392	884	126	229	325	680
Carrying value	$269,942	$12,760	$1,098	$283,800	$255,403	$10,581	$1,505	$267,489

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at October 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$29,557	$499	$–	$30,056	$29,988	$92	$–	$30,080
Low	25,508	1,793	–	27,301	26,928	263	–	27,191
Medium	6,619	2,779	–	9,398	8,961	396	–	9,357
High	5,809	2,964	–	8,773	7,472	3,617	–	11,089
Very high	318	1,367	–	1,685	44	1,604	–	1,648
Loans not graded(2)	13,629	1,884	–	15,513	15,973	2,199	–	18,172
Default	–	–	1,032	1,032	–	–	1,094	1,094
Total	81,440	11,286	1,032	93,758	89,366	8,171	1,094	98,631
Allowance for credit losses	864	1,471	820	3,155	609	865	591	2,065
Carrying value	$80,576	$9,815	$212	$90,603	$88,757	$7,306	$503	$96,566

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at October 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,318	$20	$–	$1,338	$1,509	$9	$–	$1,518
Low	1,971	184	–	2,155	2,580	17	–	2,597
Medium	2,416	393	–	2,809	3,688	34	–	3,722
High	2,229	1,799	–	4,028	3,139	1,424	–	4,563
Very high	41	843	–	884	23	735	–	758
Loans not graded(1)	2,414	1,169	–	3,583	3,217	1,413	–	4,630
Default	–	–	–	–	–	–	–	–
Total	10,389	4,408	–	14,797	14,156	3,632	–	17,788
Allowance for credit losses	501	1,385	–	1,886	424	831	–	1,255
Carrying value	$9,888	$3,023	$–	$12,911	$13,732	$2,801	$–	$16,533

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at October 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$85,242	$6	$–	$85,248	$77,614	$1	$–	$77,615
Low	16,775	39	–	16,814	17,787	–	–	17,787
Medium	5,739	123	–	5,862	6,218	80	–	6,298
High	2,201	705	–	2,906	2,408	462	–	2,870
Very high	3	134	–	137	12	64	–	76
Loans not graded(1)	11,113	4,501	–	15,614	11,167	2,673	–	13,840
Default	–	–	–	–	–	–	–	–
Carrying value	$121,073	$5,508	$–	$126,581	$115,206	$3,280	$–	$118,486

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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Business and government loans	As at October 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$105,757	$1,290	$–	$107,047	$105,033	$1,025	$–	$106,058
Non-Investment grade	93,998	8,840	–	102,838	93,117	6,527	–	99,644
Watch list	47	3,101	–	3,148	53	2,957	–	3,010
Loans not graded(2)	2,063	36	–	2,099	1,962	87	–	2,049
Default	–	–	2,531	2,531	–	–	2,211	2,211
Total	201,865	13,267	2,531	217,663	200,165	10,596	2,211	212,972
Allowance for credit losses	409	560	745	1,714	153	245	679	1,077
Carrying value	$201,456	$12,707	$1,786	$215,949	$200,012	$10,351	$1,532	$211,895

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at October 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$182,580	$1,280	$–	$183,860	$176,926	$980	$–	$177,906
Non-investment grade	59,600	4,336	–	63,936	55,238	4,225	–	59,463
Watch list	6	1,704	–	1,710	8	774	–	782
Loans not graded(2)	3,702	309	–	4,011	1,808	207	–	2,015
Default	–	–	161	161	–	–	153	153
Total	245,888	7,629	161	253,678	233,980	6,186	153	240,319
Allowance for credit losses	69	32	–	101	38	18	–	56
Carrying value	$245,819	$7,597	$161	$253,577	$233,942	$6,168	$153	$240,263

(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

(g)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs as a result of COVID-19, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	2020(2)				2019
As at October 31 ($ millions)	31 – 60 days	61 – 90 days	91 days and greater(3)	Total	31 – 60 days	61 – 90 days	91 days and greater(3)	Total
Residential mortgages	$663	$282	$–	$945	$1,128	$526	$–	$1,654
Personal loans	604	273	–	877	624	330	–	954
Credit cards	401	166	277	844	278	179	417	874
Business and government	288	103	–	391	188	89	–	277
Total	$1,956	$824	$277	$3,057	$2,218	$1,124	$417	$3,759

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(h)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination. The following table provides details of such assets:

As at October 31 ($ millions)	2020	2019
Unpaid principal balance(1)	$393	$489
Credit related fair value adjustments	(93)	(125)
Carrying value	300	364
Stage 3 allowance	(10)	(9)
Carrying value net of related allowance	$290	$355

(1)	Represents principal amount owed net of write-offs.

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Consolidated Financial Statements

14	Derecognition of Financial Assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors.

As part of Canada’s response to COVID-19, the Government of Canada launched the Insured Mortgage Purchase Program (IMPP) to provide additional funding to banks and mortgage lenders in order to support continued lending to Canadians. Under this program, the CMHC purchases the insured mortgage pools.

The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2020(1)	2019(1)
Assets
Carrying value of residential mortgage loans	$20,586	$20,885
Other related assets(2)	9,548	4,364
Liabilities
Carrying value of associated liabilities	27,819	22,786

(1)	The fair value of the transferred assets is $29,415 (2019 – $25,453) and the fair value of the associated liabilities is $28,920 (2019 – $25,112), for a net position of $495 (2019 – $341).
(2)

These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its credit card and auto loan receivables and previously securitized a portion of its unsecured personal lines of credit through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. For further details, refer to Note 15.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2020(1)	2019(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$121,918	$110,879
Securities lending agreements	53,082	50,300
Total	175,000	161,179
Carrying value of associated liabilities(3)	$137,763	$124,083

(1)	The fair value of transferred assets is $175,000 (2019 – $161,179) and the fair value of the associated liabilities is $137,763 (2019 – $124,083), for a net position of $37,237 (2019 – $37,096).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Continuing involvement in transferred financial assets that qualify for derecognition

Loans issued by the Bank under the Canada Emergency Business Account (CEBA) program are derecognized from the Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9.

As at October 31, 2020, the Bank has derecognized $3 billion CEBA loans. The Bank retains a continuing involvement in these derecognized loans through its servicing of these loans on behalf of EDC. The appropriate level of administration fees for servicing the loans has been recognized.

15	Structured Entities

(a)	Consolidated structured entities

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a Liquidity Asset Purchase Agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

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Consolidated Financial Statements

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. During the year, these vehicles include Scotiabank Covered Bond Guarantor Limited Partnership, Halifax Receivables Trust, Trillium Credit Card Trust II and Securitized Term Auto Receivables Trust 2016-1, 2017-1, 2017-2, 2018-1, 2018-2, 2019-1 and 2019-CRT.

Activities of these structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank.

These structured entities are consolidated due to the Bank’s decision-making power and ability to use the power to affect the Bank’s returns.

Scotiabank Covered Bond Guarantor Limited Partnership

The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2020, $30.5 billion (2019 – $26.0 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The increase in covered bonds is as a result of new issuances that have taken place throughout the year. The Bank’s outstanding covered bonds are denominated in U.S. dollars, Australian dollars, British pounds, Swiss francs and Euros. As at October 31, 2020, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $31.5 billion (2019 – $27.2 billion). These figures exclude activities in connection with Canadian dollar-denominated covered bonds held by the Bank and eliminated upon consolidation, or transferred to the Bank of Canada as part of its term repo program and included in Obligations related to securities sold under repurchase agreements and securities lent on the Consolidated Statement of Financial Position.

Personal line of credit securitization trust

The Bank previously securitized a portion of its Canadian unsecured personal line of credit receivables (receivables) through Halifax Receivables Trust (Halifax), a Bank-sponsored structured entity. Halifax issued notes to third-party investors and the Bank, proceeds of which were used to purchase co-ownership interests in receivables originated by the Bank. Recourse of the note holders was limited to the purchased interests.

The Bank was responsible for servicing the transferred receivables as well as performing administrative functions for Halifax. The Bank’s outstanding receivables securitized under this program matured in February 2020. As at October 31, 2020, nil receivables were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position (2019 – $0.5 billion) and assets pledged in relation to these notes were nil (2019 – $0.6 billion).

Credit card receivables securitization trust

The Bank securitizes a portion of its Canadian credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a Bank-sponsored structured entity. Trillium issues senior and subordinated notes to third-party investors and previously also issued subordinated notes to the Bank. The proceeds of such issuance are used to purchase co-ownership interests in receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for Trillium. As at October 31, 2020, US $1.7 billion ($2.3 billion Canadian dollars) (2019 – US $2.5 billion, $3.2 billion Canadian dollars) Class A notes and US $148 million ($197 million Canadian dollars) (2019 – US $109 million, $143 million Canadian dollars) subordinated Class B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2020 assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $2.6 billion (2019 – $3.7 billion).

Auto loan receivables securitization trusts

The Bank securitizes a portion of its Canadian auto loan receivables (receivables) through Securitized Term Auto Receivables Trust 2017-2, 2018-1, 2018-2, 2019-1 and 2019-CRT (START entities). Each entity is a Bank-sponsored structured entity. The START entities issue senior and subordinated notes to the Bank and/or third-party investors, and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank. Recourse of the note holders is limited to the receivables.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for START. As at October 31, 2020, the aggregate senior and subordinated notes issued to third parties outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position were US $0.7 billion ($0.9 billion Canadian dollars) (2019 – US $1.4 billion, $1.8 billion Canadian dollars). As at October 31, 2020, assets pledged in relation to these notes were Canadian auto loan receivables denominated in Canadian dollars of $2 billion (2019 – $2.3 billion).

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

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Consolidated Financial Statements

(b)	Unconsolidated structured entities

The following table provides information about other structured entities in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated structured entities’ maximum exposure to loss.

	As at October 31, 2020
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Total
Total assets (on structured entity’s financial statements)	$3,097	$3,106	$833	$7,036

Assets recognized on the Bank’s financial statements
Trading assets	1	2	–	3
Investment securities	–	1,192	10	1,202
Loans(1)	–	820	59	879
	1	2,014	69	2,084
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	833	833
Derivative financial instruments	–	–	–	–
	–	–	833	833
Bank’s maximum exposure to loss	$3,098	$2,014	$69	$5,181

	As at October 31, 2019
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Total
Total assets (on structured entity’s financial statements)	$2,576	$3,114	$833	$6,523

Assets recognized on the Bank’s financial statements
Trading assets	3	–	–	3
Investment securities	–	1,124	10	1,134
Loans(1)	–	1,070	44	1,114
	3	2,194	54	2,251
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	779	779
Derivative financial instruments	1	–	–	1
	1	–	779	780
Bank’s maximum exposure to loss	$2,579	$2,194	$54	$4,827

(1)	Loan balances are presented net of allowance for credit losses.

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2020, the Bank has recorded $2.1 billion (2019 – $2.2 billion), primarily its interest in the structured entities, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific LAPA with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.1 billion (2019 – $1.2 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.

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Consolidated Financial Statements

Capital funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

(c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank considers mutual funds and managed companies as sponsored entities.

The following table provides information on revenue from unconsolidated Bank-sponsored entities.

As at October 31 ($ millions)	2020			2019
	Funds(1)	Scotia Managed Companies	Total	Funds(1)	Scotia Managed Companies	Total
Revenue	$2,165	$–	$2,165	$2,189	$1	$2,190

(1)	Includes mutual funds, other funds and trusts.

Substantially all of the revenue earned from the mutual funds and managed companies is presented as non-interest income – mutual funds.

16	Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Right-of-use Assets	Total
Cost
Balance as at October 31, 2018	$1,883	$2,101	$2,296	$1,585	$–	$7,865
Acquisitions	61	82	44	48	–	235
Additions	560	139	166	60	–	925
Disposals	(631)	(171)	(66)	(85)	–	(953)
Foreign currency adjustments and other	(130)	3	(68)	7	–	(188)
Balance as at October 31, 2019	$1,743	$2,154	$2,372	$1,615	$–	$7,884
Impact of first application of IFRS 16(1)	–	–	–	–	3,620	3,620
Acquisitions	–	4	1	10	–	15
Additions	109	262	117	151	259	898
Disposals	(205)	(407)	(113)	(114)	(93)	(932)
Foreign currency adjustments and other	(28)	(77)	9	(2)	–	(98)
Balance as at October 31, 2020	$1,619	$1,936	$2,386	$1,660	$3,786	$11,387

Accumulated depreciation
Balance as at October 31, 2018	$705	$1,669	$1,848	$959	$–	$5,181
Depreciation	56	83	179	84	–	402
Disposals	(134)	(58)	(68)	(75)	–	(335)
Foreign currency adjustments and other	45	(63)	(24)	9	–	(33)
Balance as at October 31, 2019	$672	$1,631	$1,935	$977	$–	$5,215
Depreciation	42	111	153	91	400	797
Disposals	(84)	(321)	(71)	(49)	(9)	(534)
Foreign currency adjustments and other	(10)	50	(47)	5	14	12
Balance as at October 31, 2020	$620	$1,471	$1,970	$1,024	$405	$5,490

Net book value
Balance as at October 31, 2019	$1,071	$523	$437	$638	$–	$2,669 (2)
Balance as at October 31, 2020	$999	$465	$416	$636	$3,381	$5,897 (2)

(1)	Refer to Note 4 – Transition to IFRS 16.
(2)	Includes $43 (2019 – $38) of investment property.

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Consolidated Financial Statements

17	Investments in Associates

The Bank had significant investments in the following associates:

			2020			2019
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited(2)	Thailand	Banking	–	–	$–	$3,554
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.00%	September 30, 2020	534	529
Bank of Xi’an Co. Ltd.(4)	China	Banking	17.99%	September 30, 2020	926	815
Maduro & Curiel’s Bank N.V.(5)	Curacao	Banking	48.10%	September 30, 2020	355	327

(1)

Represents the date of the most recent financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent financial statements.

(2)	Refer to Note 37 – Acquisitions and Divestitures.
(3)

Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(4)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s investment in Bank of Xi’an Co. Ltd was $818 as at October 31, 2020 (October 31, 2019 - $1,021).
(5)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2020 these reserves amounted to $64 (2019 – $61).

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended(1)		As at October 31, 2020
($ millions)	Revenue	Net income	Total assets	Total liabilities
Canadian Tire’s Financial Services business (CTFS)	$1,183	$301	$7,035	$6,017
Bank of Xi’an Co. Ltd.	1,317	511	60,392	55,459
Maduro & Curiel’s Bank N.V.	334	80	6,117	5,396

	For the twelve months ended(1)		As at October 31, 2019
($ millions)	Revenue	Net income	Total assets	Total liabilities
Thanachart Bank Public Company Limited	$2,050	$627	$46,475	$39,827
Canadian Tire’s Financial Services business (CTFS)	1,218	364	6,370	5,382
Bank of Xi’an Co. Ltd.	1,295	496	49,556	45,225
Maduro & Curiel’s Bank N.V.	371	115	5,677	4,982

(1)	Based on the most recent available financial statements.

18	Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth Management	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2018	$5,095	$–	$260	$3,454	$1,198	$10,007
Acquisitions	–	–	–	–	250	250
Dispositions(1)	–	–	–	(36)	(453)	(489)
Foreign currency adjustments and other	(2)	–	–	(146)	11	(137)
Balance as at October 31, 2019	5,093	–	260	3,272	1,006	9,631
Reclassification due to reorganization of operating segments	(3,403)	3,628	–	(225)	–	–
Acquisitions	–	–	–	–	–	–
Dispositions(1)	–	–	(21)	(47)	(67)	(135)
Foreign currency adjustments and other	–	(14)	1	(168)	(36)	(217)
Balance as at October 31, 2020	$1,690	$3,614	$240	$2,832	$903	$9,279

(1)	Includes wind-downs

Global Wealth Management CGU

Effective November 1, 2019, the Bank established Global Wealth Management as a separate business segment. Wealth Management results previously reported in the Canadian Banking and International Banking business segments are now being reported in the new business segment.

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

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Consolidated Financial Statements

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 10.0 to 11.5 times (2019 – 10.5 to 12.5 times) have been used.

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples and control premiums.

Goodwill was assessed for annual impairment as at July 31, 2020 and July 31, 2019 and no impairment was determined to exist.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment. No significant negative changes were noted as of October 31, 2020.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2018	$3,946	$2,016	$4,415	$166	$10,543
Acquisitions	–	151	–	–	151
Additions	705	23	–	–	728
Disposals	(113)	–	–	–	(113)
Foreign currency adjustments and other	(13)	(59)	–	–	(72)
Balance as at October 31, 2019	$4,525	$2,131	$4,415	$166	$11,237
Acquisitions	–	–	–	–	–
Additions	723	2	–	–	725
Disposals	(198)	(59)	–	–	(257)
Foreign currency adjustments and other	(59)	(101)	–	–	(160)
Balance as at October 31, 2020	$4,991	$1,973	$4,415	$166	$11,545
Accumulated amortization
Balance as at October 31, 2018	$1,705	$1,126	$–	$–	$2,831
Amortization	535	116	–	–	651
Disposals	(102)	–	–	–	(102)
Foreign currency adjustments and other	31	(8)	–	–	23
Balance as at October 31, 2019	$2,169	$1,234	$–	$–	$3,403
Amortization	625	124	–	–	749
Disposals	(191)	(55)	–	–	(246)
Foreign currency adjustments and other	(22)	(75)	–	–	(97)
Balance as at October 31, 2020	$2,581	$1,228	$–	$–	$3,809
Net book value
As at October 31, 2019	$2,356 (2)	$897	$4,415	$166	$7,834
As at October 31, 2020	$2,410 (2)	$745	$4,415	$166	$7,736

(1)	Fund management contracts are attributable to HollisWealth Inc. (formerly DundeeWealth Inc.), MD Financial Management Inc., and Jarislowsky Fraser Limited.
(2)

Computer software comprises of purchased software of $507 (2019 – $404), internally generated software of $1,337 (2019 – $1,363), and in process software not subject to amortization of $566 (2019 – $589).

Impairment testing of indefinite life intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate in the range of 3 to 5% (2019 – 3 to 5%) applied thereafter. These cash flows have been discounted at rates in the range of 10 to 12% (2019 – 10 to 12%) depending on the nature of the fund management contract intangible asset.

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2020 and July 31, 2019 and no impairment was determined to exist.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment. No significant negative changes were noted as of October 31, 2020.

2020 Scotiabank Annual Report  |  211

Consolidated Financial Statements

19	Other Assets

As at October 31 ($ millions)	2020	2019
Accrued interest	$2,812	$2,790
Accounts receivable and prepaids	2,026	2,298
Current tax assets	1,520	1,534
Margin deposit derivatives	4,912	5,560
Segregated fund assets	2,248	2,405
Pension assets (Note 28)	260	422
Receivable from brokers, dealers and clients	2,347	1,161
Other	3,597	6,721
Total	$19,722	$22,891

20	Deposits

	2020						2019
	Payable on demand(1)
As at October 31 ($ millions)	Interest- bearing	Non-interest- bearing	Payable after notice(2)		Payable on a fixed date(3)	Total
Personal	$8,630	$9,359	$149,500		$78,646	$246,135	$224,800
Business and government	140,934	30,939	39,318		253,428	464,619	461,851
Financial institutions	8,355	532	1,255		29,942	40,084	46,739
Total	$157,919	$40,830	$190,073	(4)	$362,016	$750,838	$733,390
Recorded in:
Canada	$110,050	$21,882	$160,381		$249,276	$541,589	$503,158
United States	31,410	855	36		28,446	60,747	75,675
United Kingdom	–	–	248		14,729	14,977	20,310
Mexico	8	5,393	7,229		12,664	25,294	23,672
Peru	5,930	60	5,555		6,149	17,694	18,738
Chile	4,153	5,932	143		13,364	23,592	22,714
Colombia	30	608	4,764		3,906	9,308	9,846
Other International	6,338	6,100	11,717		33,482	57,637	59,277
Total(5)	$157,919	$40,830	$190,073		$362,016	$750,838	$733,390

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $158 (2019 – $137) of non-interest bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $215,836 (2019 – $250,886 ), deposits denominated in Chilean pesos amount to $21,099 (2019 – $21,021), deposits denominated in Mexican pesos amount to $22,765 (2019 – $21,039) and deposits denominated in other foreign currencies amount to $83,706 (2019 – $83,837).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2020	$38,739	$22,498	$30,850	$92,589	$18,072	$202,748
As at October 31, 2019	$48,411	$23,797	$43,377	$91,687	$14,616	$221,888

(1)	The majority of foreign term deposits are in excess of $100,000.

212  |  2020 Scotiabank Annual Report

Consolidated Financial Statements

21	Subordinated Debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2020	2019
Maturity date	Interest rate (%)	Terms(1)	Carrying value(2)	Carrying value(2)
June 2025	8.90	Redeemable at any time.	$251	$256
December 2025(3)	3.367	On October 20, 2020, the Bank announced its intention to redeem these notes on December 8, 2020 at 100% of their principal amount plus accrued interest to the redemption date.	732	730
December 2025(3)	4.50	US$1,250 million. Interest will be payable semi-annually in arrears on June 16 and December 16 of each year.	1,665	1,643
March 2027(3)	2.58	Redeemable on or after March 30, 2022. After March 30, 2022, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.19%.	1,267	1,239
January 2029(3)	3.89	Redeemable on or after January 18, 2024. After January 18, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.58%.	1,844	1,788
July 2029(3)	2.836	Redeemable on or after July 3, 2024. After July 3, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.18%.	1,544	1,487
August 2085(4)	Floating	US$76 million bearing interest at a floating rate of the offered rate for six-month US$ LIBOR plus 0.125%. Redeemable on any interest payment date.	102	109
			$7,405	$7,252

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)

The carrying value of subordinated debentures may differ from par value due to fair value hedge adjustments related to hedge accounting and adjustments related to subordinated debentures held for market-making purposes.

(3)

These debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, the debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the US dollar equivalent of $5.00 (subject to, in each case, adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average), where applicable converted from CAD to USD.

(4)	During the year, the Bank purchased for cancellation approximately US$7 million subordinated debentures due 2085.

22	Other Liabilities

As at October 31 ($ millions)	2020	2019(1)
Accrued interest	$2,244	$2,902
Lease liabilities(2)	3,475	–
Accounts payable and accrued expenses	5,441	5,924
Current tax liabilities	743	342
Deferred tax liabilities (Note 27)	1,073	1,307
Gold and silver certificates and bullion	1,112	4,124
Margin and collateral accounts	8,622	5,826
Segregated fund liabilities	2,248	2,405
Payables to brokers, dealers and clients	624	377
Provisions (Note 23)	125	210
Allowance for credit losses on off-balance sheet exposures (Note 13)	101	56
Pension liabilities (Note 28)	2,202	1,692
Other liabilities of subsidiaries and structured entities	25,938	22,626
Other	8,656	6,691
Total	$62,604	$54,482

(1)	Prior period amounts have been restated to conform with current period presentation.
(2)	Presents discounted value of lease liabilities.

The table below sets out a maturity analysis of undiscounted lease liabilities showing the lease payments to be made after the reporting date:

As at October 31 ($ millions)	2020
Within 1 year	$451
1 to 2 years	434
2 to 3 years	420
3 to 4 years	403
4 to 5 years	367
After 5 years	2,080
Total	$4,155

2020 Scotiabank Annual Report  |  213

Consolidated Financial Statements

23	Provisions

($ millions)
As at November 1, 2018	$157
Provisions made during the year	125
Provisions utilized / released during the year	(72)
Balance as at October 31, 2019	$210
Provisions made during the year	244
Provisions utilized / released during the year	(329)
Balance as at October 31, 2020	$125

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

In addition during the year, Scotiabank has entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (the “DOJ”). Additionally, the Commodity Futures Trading Commission (the “CFTC”) issued three separate orders against Scotiabank (collectively, the “Orders”). The DPA and the Orders (together, the “Resolutions”) resolve the DOJ’s and CFTC’s previously disclosed investigations into Scotiabank’s activities and trading practices in the metals markets and related conduct as well as pre-trade mid-market marks and related swap dealer compliance issues.

Under the terms of the Resolutions, the Bank made aggregate payments to the DOJ and CFTC of approximately $127.5 million (USD) and has agreed to retain an independent compliance monitor. Under one of the orders, the CFTC will defer proceedings to suspend or revoke the Bank’s provisional registration as a swap dealer subject to the Bank’s implementation of a remediation plan, among other conditions.

24	Common shares, preferred shares and other equity instruments

(a)	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2020			2019
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,216,132,250		$18,264	1,227,027,624		$18,234
Issued in relation to share-based payments, net (Note 26)	941,847		59	4,111,476		253
Issued in relation to the acquisition of a subsidiary or associated corporation	–		–	21,250		2
Repurchased for cancellation under the Normal Course Issuer Bid	(5,594,800)		(84)	(15,028,100)		(225)
Outstanding at end of year	1,211,479,297	(1)	$18,239	1,216,132,250	(1)	$18,264

(1)

In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2020, the number of such shares bought and sold was 20,290,297 (2019 – 16,818,144).

Dividend

The dividends paid on common shares in fiscal 2020 and 2019 were $4,363 million ($3.60 per share) and $4,260 million ($3.49 per share), respectively. The Board of Directors approved a quarterly dividend of 90 cents per common share at its meeting on November 30, 2020. This quarterly dividend applies to shareholders of record at the close of business on January 5, 2021, and is payable January 27, 2021. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminated on June 3, 2020. Under the 2019 NCIB, the Bank has cumulatively repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share.

During the year ended October 31, 2020, the Bank repurchased and cancelled approximately 5.6 million common shares (2019 – 15 million) at a volume weighted average price of $73.95 per share (2019 – $71.51) for a total amount of $414 million (2019 – $1,075 million).

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. The Bank does not currently have an active NCIB program.

214  |  2020 Scotiabank Annual Report

Consolidated Financial Statements

Non-viability Contingent Capital

The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital securities and NVCC preferred shares as at October 31, 2020 would be 3,237 million common shares (2019 – 2,810 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 21 – Subordinated debentures and Note 24(b) – Preferred shares and other equity instruments for further details).

(b)	Preferred shares and other equity instruments

Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2020				2019
As at October 31 ($ millions)	Number of shares	Amount	Dividends declared per share(1)	Conversion feature	Number of shares	Amount	Dividends declared per share(1)	Conversion feature
Preferred shares(a):
Series 30(b)	–	–	0.227500	Series 31	6,142,738	154	0.455000	Series 31
Series 31(b)	–	–	0.331828	Series 30	4,457,262	111	0.657072	Series 30
Series 32(c)(d)	11,161,422	279	0.515752	Series 33	11,161,422	279	0.515752	Series 33
Series 33(c)(d)	5,184,345	130	0.579323	Series 32	5,184,345	130	0.742073	Series 32
Series 34(c)(e)(f)	14,000,000	350	1.375000	Series 35	14,000,000	350	1.375000	Series 35
Series 36(c)(e)(g)	20,000,000	500	1.375000	Series 37	20,000,000	500	1.375000	Series 37
Series 38(c)(e)(h)	20,000,000	500	1.212500	Series 39	20,000,000	500	1.212500	Series 39
Series 40(c)(e)(i)	12,000,000	300	1.212500	Series 41	12,000,000	300	1.271475	Series 41
Total preferred shares	82,345,767	$2,059			92,945,767	$2,324

(1)	Dividends declared from November 1, 2019 to October 31, 2020.

Terms of preferred shares

	First issue date	Issue price	Initial dividend	Initial dividend payment date	Rate reset spread	Redemption date	Redemption price
Preferred shares(a):
Series 30(b)	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 27, 2020	25.00
Series 31(b)	April 26, 2015	25.00	0.095500	July 29, 2015	1.00%	April 27, 2020	25.00
Series 32(c)(d)	February 28, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2021	25.00
Series 33(c)(d)	February 2, 2016	25.00	0.105690	April 27, 2016	1.34%	February 2, 2016 to February 2, 2021	25.50
Series 34(c)(e)(f)	December 17, 2015	25.00	0.497300	April 27, 2016	4.51%	April 26, 2021	25.00
Series 36(c)(e)(g)	March 14, 2016	25.00	0.508600	July 27, 2016	4.72%	July 26, 2021	25.00
Series 38(c)(e)(h)	September 16, 2016	25.00	0.441800	January 27, 2017	4.19%	January 27, 2022	25.00
Series 40(c)(e)(i)	October 12, 2018	25.00	0.362100	January 29, 2019	2.43%	January 27, 2024	25.00

(a)

Non-cumulative preferential cash dividends on all series are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 32) and the Non-cumulative 5-Year Rate Reset Preferred Shares Non Viability Contingent Capital (NVCC) (Series 34, 36, 38, and 40) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on such Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated rate reset spread, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 33, 35, 37, 39, and 41 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 33) and the Non-cumulative 5-Year Rate Reset Preferred Shares NVCC (Series 35, 37, 39, and 41) are payable, at a rate equal to the sum of the three month Government of Canada Treasury Bill rate plus the rate reset spread of the converted preferred shares, multiplied by $25.00. For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

(b)	On April 27, 2020 the Bank redeemed all outstanding Non-cumulative Preferred shares Series 30 and 31 and paid dividends of $0.227500 and $0.331828, respectively, per share.
(c)

Holders of Fixed Rate Reset Preferred Shares (Series 32, 34, 36, 38, and 40) will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. Holders of Floating Rate Reset Preferred Shares (Series 33, 35, 37, 39, and 41, if outstanding) have reciprocal conversion options into the relevant series of Fixed Rate Reset Preferred Shares. With respect to Series 32 and 33, 34 and 35, 36 and 37, 38 and 39, and 40 and 41, if the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Fixed Rate or Floating Rate Preferred Shares of such Series issued and outstanding on an applicable conversion date, then all of the issued and outstanding preferred shares of such Series will automatically be converted into an equal number of the preferred shares of the other relevant Series.

(d)

Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2021 and on February 2 every five years thereafter. With regulatory approval, the Series 32 preferred shares may be redeemed by the Bank on February 2, 2021, and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 33 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on February 2, 2021 and on February 2 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed redemption on any other date after February 2, 2016.

(e)	These preferred shares contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III.
(f)

Holders of Series 34 Non-cumulative 5-Year Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 35 non-cumulative floating rate preferred shares on April 26, 2021, and on April 26 every five years thereafter. With regulatory approval, Series 34 preferred shares may be redeemed by the Bank on April 26, 2021 and every five years thereafter, and for Series 35 preferred shares (NVCC), if applicable, on April 26, 2026 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

(g)

Holders of Series 36 Non-cumulative 5-Year Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 37 non-cumulative floating rate preferred shares (NVCC) on July 26, 2021, and on July 26 every five years thereafter. With regulatory approval, Series 36 preferred shares may be redeemed by the Bank on July 26, 2021 and every five years thereafter, and for Series 37 preferred shares, if applicable, on July 26, 2026 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

(h)

Holders of Series 38 Non-cumulative 5-Year Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 39 non-cumulative floating rate preferred shares (NVCC) on January 27, 2022, and on January 27 every five years thereafter. With regulatory approval, Series 38 preferred shares may be redeemed by the Bank on January 27, 2022 and every five years thereafter, and for Series 39 preferred shares, if applicable, on January 27, 2027 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

(i)

Holders of Series 40 Non-cumulative 5-Year Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 41 non-cumulative floating rate preferred shares (NVCC) on January 27, 2024, and on January 27 every five years thereafter. With regulatory approval, Series 40 preferred shares may be redeemed by the Bank on January 27, 2024 and every five years thereafter, and for Series 41 preferred shares, if applicable, on January 27, 2029 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

2020 Scotiabank Annual Report  |  215

Consolidated Financial Statements

Under NVCC provisions, NVCC preferred shares Series 34, 35, 36, 37, 38, 39, 40 and 41, if outstanding, are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, 35, 36, 37, 38, 39, 40 and 41, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average).

Other equity instruments

Other equity instruments are comprised of subordinated additional Tier 1 capital securities (NVCC):

								2020		2019
First issue date	Notional Amount ($ millions)		Reset date	Interest rate	Payment frequency	Interest rate after reset	Redemption frequency after reset	Amount	Distributions paid per Note(1)	Amount	Distributions paid per Note(1)

October 12, 2017	US$	1,250	October 12, 2022	4.65%	Semi-annually	LIBOR(2) +2.648%	Quarterly	$1,560	US$46.50	$1,560	US$46.50
June 4, 2020	US$	1,250	June 4, 2025	4.90%	Quarterly	UST(3) +4.551%	Every five years	$1,689	US$12.25	–	–
Total other equity instruments								$3,249		$1,560

(1)	Distributions paid from November 1, 2019 to October 31, 2020 per face amount of US$1,000.
(2)	Three-month US$ LIBOR.
(3)	The then-prevailing five-year U.S. Treasury Rate.

Additional terms of the securities are described below:

(1)

While interest is payable on the securities when it becomes due, the Bank may, at its sole discretion and with notice, cancel interest payments. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

(2)

Each security is redeemable at the sole discretion of the Bank 5 years after its issuance and every quarter or five years, as applicable, thereafter. The securities are also redeemable following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent and occur at a redemption price of par plus accrued and unpaid interest (unless canceled).

(3)	The securities rank pari passu to each other and are the Bank’s direct unsecured obligations, ranking subordinate to Bank’s other subordinated indebtedness.

NVCC provisions require the conversion of these securities into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, outstanding subordinated additional Tier 1 capital securities (NVCC), would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) the U.S. dollar equivalent of $5.00 (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the U.S. dollar equivalent of the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). The U.S. dollar equivalents of the floor price and the current market price are based on the CAD/USD exchange rate on the day prior to the trigger event.

The equity instruments above have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the date of issuance, the Bank has assigned an insignificant value to the liability component of the securities and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.

During the year ended October 31, 2020, the Bank paid aggregate interest of US$73 million (2019 – US$58 million) in respect of these securities.

(c)	Restrictions on payment of dividend payment and retirement of shares

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions on the Bank’s subordinated additional Tier 1 capital securities (NVCC) are not paid in full, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.

In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.

216  |  2020 Scotiabank Annual Report

Consolidated Financial Statements

Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred shares, however, on March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend buybacks and increases to dividends in respect of its common shares as part of COVID-19 measures.

25	Capital Management

The primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In addition, OSFI expects D-SIBs to hold a 1.0% Domestic Stability Buffer, as at October 31, 2020. This results in current targets, including all buffers, for CET1, Tier 1 and Total Capital ratios of 9.0%, 10.5% and 12.5%, respectively. In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain a material operating buffer above the 3% minimum.

The Bank’s regulatory capital ratios were as follows:

As at October 31 ($ millions)	2020	2019
Capital
Common Equity Tier 1 capital	$49,165	$46,578
Net Tier 1 capital	55,362	51,304
Total regulatory capital	64,512	59,850
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$417,138	$421,185
Leverage exposures	1,170,290	1,230,648
Capital ratios
Common Equity Tier 1 capital ratio	11.8%	11.1%
Tier 1 capital ratio	13.3%	12.2%
Total capital ratio	15.5%	14.2%
Leverage ratio	4.7%	4.2%

(1)

OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel II capital floor add-on is determined by comparing a capital requirement under the Basel II standardized approach for credit risk, in addition to OSFI prescribed requirements for market risk and credit valuation adjustment RWA. A shortfall in the Basel III capital requirement as compared with the Basel II capital floor is added to RWA. Under this Basel II regulatory capital floor requirement, the Bank does not have a capital floor add-on as at October 31, 2020 (October 31, 2019 – nil).

The Bank substantially exceeded the OSFI minimum capital ratios as at October 31, 2020, including the Domestic Stability Buffer requirement.

26	Share-Based Payments

(a)	Stock option plans

The Bank grants stock options as part of the employee Stock Option Plan as well as stand-alone stock appreciation rights (SARs). Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to select employees at an exercise price of the higher of the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

Stock options granted since December 2014 vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Stock options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s employee Stock Option Plan of which 112 million common shares have been issued as a result of the exercise of options and 12 million common shares are committed under outstanding options, leaving 5 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 6, 2020 to December 5, 2029.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The Stock Option Plan includes:

•	Tandem stock appreciation rights

Employee stock options granted between December 2, 2005 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2020, nil Tandem SARs were outstanding (2019 – nil).

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2020 was nil (2019 – nil). The corresponding intrinsic value of this liability as at October 31, 2020 was nil (2019 – nil).

In 2020, a benefit of nil (2019 – $0.1 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income.

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Consolidated Financial Statements

•	Stock options

Employee stock options granted beginning December 2009 are equity-classified stock options which call for settlement in shares and do not have Tandem SAR features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2020 was $130 million (2019 – $133 million).

In 2020, an expense of $6 million (2019 – $6 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2020, future unrecognized compensation cost for non-vested stock options was $4 million (2019 – $5 million) which is to be recognized over a weighted-average period of 2.01 years (2019 – 2.11 years).

•	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to select employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2020, 83,050 SARs were granted (2019 – 70,554) and as at October 31, 2020, 704,439 SARs were outstanding (2019 – 805,481), of which 698,533 SARs were vested (2019 – 801,116).

The share-based payment liability recognized for vested SARs as at October 31, 2020 was $2 million (2019 – $10 million). The corresponding intrinsic value of this liability as at October 31, 2020 was nil (2019 – $16 million).

In 2020, a benefit of $3 million (2019 – expense of $2 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit is net of losses arising from derivatives used to manage the volatility of share-based payments of $5 million (2019 – $5 million gains).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2020	2019
Assumptions
Risk-free interest rate%	0.25% - 0.45%	1.48% - 1.88%
Expected dividend yield	6.30%	4.50%
Expected price volatility	21.30% - 31.40%	13.00% - 26.10%
Expected life of option	0.00 - 6.10 years	0.00 - 4.74 years
Fair value
Weighted-average fair value	$2.78	$13.49

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2020 and 2019 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2020 Grant	2019 Grant
Assumptions
Risk-free interest rate %	1.61%	2.01%
Expected dividend yield	4.55%	4.49%
Expected price volatility	13.37%	15.64%
Expected life of option	6.7 years	6.67 years
Fair value
Weighted-average fair value	$3.81	$5.01

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

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Consolidated Financial Statements

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2020		2019
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	11,509	$64.35	14,140	$60.02
Granted	1,594	74.34	1,549	72.28
Exercised as options	(942)	53.50	(4,111)	52.51
Exercised as Tandem SARs	(37)	61.30	(51)	55.19
Forfeited	(293)	70.23	(18)	75.20
Expired	(39)	61.55	–	33.89
Outstanding at end of year(2)	11,792	$66.44	11,509	$64.35
Exercisable at end of year(2)	7,337	$61.08	7,318	$59.20
Available for grant	5,628		6,853

	Options Outstanding			Options Exercisable
As at October 31, 2020	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$49.93 to $55.21	905	1.08	$49.99	905	$49.99
$55.63 to $60.67	4,702	2.73	$59.89	4,702	$59.89
$63.98 to $81.81	6,185	6.96	$73.82	1,730	$70.10
	11,792	4.82	$66.44	7,337	$61.08

(1)	Excludes SARs.
(2)	Includes options of nil Tandem SARs (2019 – nil) and 10,000 options originally issued under HollisWealth plans (2019 – 130,000).

(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50-60% of eligible contributions, depending on the region, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2020, the Bank’s contributions totalled $71 million (2019 – $66 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2020, an aggregate of 17 million common shares were held under the employee share ownership plans (2019 – 15 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. Most grants of units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of the Performance Share Units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2020, an aggregate expense of $294 million (2019 – $269 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes losses from derivatives used to manage the volatility of share-based payments of $180 million (2019 – $55 million gains).

As at October 31, 2020, the share-based payment liability recognized for vested awards under these plans was $534 million (2019 – $735 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2020, there were 1,239,755 units (2019 – 1,024,416) awarded and outstanding of which 762,568 units were vested (2019 – 792,273).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2020, there were 253,960 units outstanding (2019 – 243,537).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, select employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting, all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in

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Consolidated Financial Statements

which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2020, there were 3,641,678 units (2019 – 3,234,439) awarded and outstanding of which 2,571,388 were vested (2019 – 2,147,611).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units which, for the majority of grants, vest at the end of three years. Certain grants provide for a graduated vesting schedule which includes a specific performance factor calculation. PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of units due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2020, there were 7,786,944 units (2019 – 7,634,641) outstanding subject to performance criteria, of which 5,982,171 units were vested (2019 – 6,007,448).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking and Markets employees in 2017 and prior years (which is accrued and expensed in the year to which it relates) is allocated to qualifying employees in the form of units. These units are subsequently paid in cash to the employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in the salaries and employee benefits expense in the Consolidated Statement of Income. As at October 31, 2020, there were 168,580 units outstanding (2019 – 558,100). November 30, 2017 was the last grant under this plan, there will be no further grants.

27	Corporate Income Taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2020	2019	2018
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$635	$525	$797
Provincial	529	444	633
Adjustments related to prior periods	(29)	5	(25)
Foreign	1,053	1,215	994
Adjustments related to prior periods	24	(48)	(14)
	2,212	2,141	2,385
Deferred income taxes:
Domestic:
Federal	(159)	174	34
Provincial	(97)	103	16
Foreign	(413)	54	(53)
	(669)	331	(3)
Total provision for income taxes in the Consolidated Statement of Income	$1,543	$2,472	$2,382
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$149	$(108)	$(136)
Deferred income taxes	(212)	60	(193)
	(63)	(48)	(329)
Reported in:
Other Comprehensive Income	(63)	(33)	(145)
Retained earnings	–	(18)	(194)
Accumulated Other Comprehensive Income	–	–	18
Common shares	–	–	(10)
Other reserves	–	3	2
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(63)	(48)	(329)
Total provision for income taxes	$1,480	$2,424	$2,053
Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$(672)	$329	$64
Deferred tax expense (benefit) of tax rate changes	3	2	(2)
Deferred tax expense (benefit) of unrecognized tax losses, tax credits and temporary differences	–	–	(65)
	$(669)	$331	$(3)

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Consolidated Financial Statements

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2020		2019		2018
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$2,209	26.3%	$2,983	26.5%	$2,943	26.5%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(489)	(5.8)	(300)	(2.7)	(439)	(3.9)
Tax-exempt income from securities	(207)	(2.4)	(221)	(2.0)	(90)	(0.8)
Deferred income tax effect of substantively enacted tax rate changes	3	–	2	–	(2)	–
Other, net	27	0.3	8	0.1	(30)	(0.3)
Total income taxes and effective tax rate	$1,543	18.4%	$2,472	21.9%	$2,382	21.5%

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2020	2019	2020	2019
Deferred tax assets:
Loss carryforwards	$60	$48	$226	$286
Allowance for credit losses	(718)	(13)	1,380	767
Deferred compensation	44	34	164	208
Deferred income	112	15	352	475
Property and equipment	(35)	112	368	321
Pension and other post-retirement benefits	(52)	(44)	980	853
Securities	(26)	(14)	187	161
Lease liabilities	49	–	827	–
Other	(78)	(195)	650	633
Total deferred tax assets	$(644)	$(57)	$5,134	$3,704
Deferred tax liabilities:
Cash flow hedges	$–	$–	$360	$317
Deferred compensation	(25)	(48)	121	109
Deferred income	(15)	(31)	15	178
Property and equipment	158	(20)	849	132
Pension and other post-retirement benefits	(7)	(67)	90	150
Securities	(40)	(12)	201	158
Investment in subsidiaries and associates	82	(116)	98	180
Intangible assets	(1)	(5)	1,837	1,836
Other	(127)	(89)	451	381
Total deferred tax liabilities	$25	$(388)	$4,022	$3,441
Net deferred tax assets (liabilities)(1)	$(669)	$331	$1,112	$263

(1)

For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,112 (2019 – $263) are represented by deferred tax assets of $2,185 (2019 – $1,570), and deferred tax liabilities of $1,073 (2019 – $1,307) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2020	2019
Balance at beginning of year	$263	$733
Deferred tax benefit (expense) for the year recorded in income	669	(331)
Deferred tax benefit (expense) for the year recorded in equity	212	(60)
Acquired in business combinations	–	(56)
Disposed in divestitures	9	–
Other	(41)	(23)
Balance at end of year	$1,112	$263

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $15 million (October 31, 2019 – $40 million). The amount related to unrecognized losses is $15 million, which will expire as follows: $6 million in 2021 and $9 million in 2023.

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Consolidated Financial Statements

Included in the net deferred tax asset are tax benefits of $177 million (2019 – $52 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

The amount of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2020 is approximately $35 billion (2019 – $36 billion).

Reassessment of dividend deductions

Since 2016, the Bank has received reassessments totaling $808 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011–2014 taxation years. In June 2020, the Bank received a reassessment for $217 million of tax and interest in respect of certain Canadian dividends received during the 2015 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

28	Employee Benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, the US, Mexico, the UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, which includes a closed defined benefit (DB) component. New employees hired in Canada on or after May 1, 2018, participate in a defined contribution (DC) component only. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to maintain compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

•

The Human Resources Committee (HRC) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HRC also reviews and recommends any amendments to the SPP to the Board of Directors.

•

PAIC is responsible for recommending the investment policy to the HRC, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits. PAIC has independent member representation on the committee.

•	The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers.
•

The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2019. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, the US, Mexico, Uruguay, the UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans is based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

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Consolidated Financial Statements

Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

•	there is a decline in discount rates; and/or
•	plan assets returns are less than expected; and/or
•	plan members live longer than expected; and/or
•	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

(a)	Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2020	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	56%	44%
Percentage of total plan assets	72%	10%	18%	0%	100%
Percentage of total benefit expense(1)	78%	20%	2%	36%	64%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2019	SPP	Other	International	Canada	International
Percentage of total benefit obligations	70%	15%	15%	54%	46%
Percentage of total plan assets	71%	9%	20%	1%	99%
Percentage of total benefit expense(1)	75%	22%	3%	40%	60%

(1)	Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

(b)	Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2020, and the two prior years.

Contributions to the principal plans for the year ended October 31 ($ millions)	2020	2019	2018
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP (excluding DC provision)	$218	$196	$238
All other plans	158	53	78
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	53	78	61
Defined contribution pension and other benefit plans (cash contributions)	90	69	41
Total contributions(1)	$519	$396	$418

(1)

Based on preliminary estimates, the Bank expects to make contributions of $295 to the SPP (excluding the DC provision), $59 to all other defined benefit pension plans, $62 to other benefit plans and $107 to all defined contribution plans for the year ending October 31, 2021.

(c)	Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2020	2019	2018	2020	2019	2018
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$476	$459	$400	$1,139	$1,157	$1,101
Benefit obligation of plans that are wholly or partly funded	9,873	9,248	7,868	281	300	273

Funded status
Benefit obligation of plans that are wholly or partly funded	$9,873	$9,248	$7,868	$281	$300	$273
Fair value of assets	8,541	8,439	8,037	158	193	240
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$(1,332)	$(809)	$169	$(123)	$(107)	$(33)
Benefit obligation of plans that are wholly unfunded	476	459	400	1,139	1,157	1,101
Excess (deficit) of fair value of assets over total benefit obligation	$(1,808)	$(1,268)	$(231)	$(1,262)	$(1,264)	$(1,134)
Effect of asset limitation and minimum funding requirement	(134)	(2)	(2)	–	–	–
Net asset (liability) at end of year	$(1,942)	$(1,270)	$(233)	$(1,262)	$(1,264)	$(1,134)

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Consolidated Financial Statements

(d)	Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2020	2019	2018	2020	2019	2018
Change in benefit obligation
Benefit obligation at beginning of year	$9,707	$8,268	$8,842	$1,457	$1,374	$1,658
Current service cost	369	291	334	28	26	30
Interest cost on benefit obligation	290	331	309	62	72	70
Employee contributions	26	25	22	–	–	–
Benefits paid	(467)	(770)	(1,012)	(75)	(96)	(90)
Actuarial loss (gain)	531	1,590	(495)	(17)	120	(96)
Past service cost	–	7	5	(7)	(9)	(196	)(2)
Business acquisition	–	(4)	264	(6)	1	6
Settlements	(115)	(2)	(2)	–	(45)	–
Foreign exchange	8	(29)	1	(22)	14	(8)
Benefit obligation at end of year	$10,349	$9,707	$8,268	$1,420	$1,457	$1,374

Change in fair value of assets
Fair value of assets at beginning of year	8,439	8,037	8,329	193	240	266
Interest income on fair value of assets	268	331	305	15	23	20
Return on plan assets in excess of (less than) interest income on fair value of assets	46	634	(166)	(13)	(16)	(11)
Employer contributions	376	249	316	53	78	61
Employee contributions	26	25	22	–	–	–
Benefits paid	(467)	(770)	(1,012)	(75)	(96)	(90)
Administrative expenses	(14)	(17)	(14)	–	–	–
Business acquisition	–	–	251	–	–	–
Settlements	(105)	(2)	(2)	–	(46)	–
Foreign exchange	(28)	(48)	8	(15)	10	(6)
Fair value of assets at end of year	$8,541	$8,439	$8,037	$158	$193	$240

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	(1,808)	(1,268)	(231)	(1,262)	(1,264)	(1,134)
Effect of asset limitation and minimum funding requirement(1)	(134)	(2)	(2)	–	–	–
Net asset (liability) at end of year	$(1,942)	$(1,270)	$(233)	$(1,262)	$(1,264)	$(1,134)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	260	422	360	–	–	–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(2,202)	(1,692)	(593)	(1,262)	(1,264)	(1,134)
Net asset (liability) at end of year	$(1,942)	$(1,270)	$(233)	$(1,262)	$(1,264)	$(1,134)

Annual benefit expense
Current service cost	369	291	334	28	26	30
Net interest expense (income)	22	–	7	47	49	50
Administrative expenses	17	14	12	–	–	–
Past service costs	–	7	5	(7)	(9)	(196	)(2)
Amount of settlement (gain) loss recognized	(10)	–	–	–	1	–
Remeasurement of other long-term benefits	–	–	–	–	(5)	(10)
Benefit expense (income) recorded in the Consolidated Statement of Income	$398	$312	$358	$68	$62	$(126)
Defined contribution benefit expense	$89	$66	$41	$1	$3	$–

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	(46)	(634)	166	13	17	11
Actuarial loss (gain) on benefit obligation	531	1,590	(495)	(17)	124	(86)
Change in the asset limitation	139	–	(40)	–	–	–
Remeasurements recorded in OCI	$624	$956	$(369)	$(4)	$141	$(75)
Total benefit cost	$1,111	$1,334	$30	$65	$206	$(201)
Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets (net of administrative expenses)	$300	$948	$125	$2	$7	$9
Actuarial (gains) and losses from changes in demographic assumptions	(65)	(5)	(148)	(53)	(35)	(23)
Actuarial (gains) and losses from changes in financial assumptions	524	1,496	(548)	49	150	(92)
Actuarial (gains) and losses from changes in experience	72	99	201	(13)	5	19

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	293	392	377	21	–	3
In property occupied by Scotiabank	4	4	4	–	–	–

Change in asset ceiling/onerous liability
Asset ceiling /onerous liability at end of prior year	2	2	39	–	–	–
Interest expense	–	–	3	–	–	–
Remeasurements	139	–	(40)	–	–	–
Foreign exchange	(7)	–	–	–	–	–
Asset ceiling /onerous liability at end of year	$134	$2	$2	$–	$–	$–
(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.
(2)	The past service cost for other benefit plans includes a decrease of $203 million in the first quarter of fiscal 2018, related to modifications to the Bank’s post-retirement benefits plan.

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(e)	Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2020 is 15.9 years (2019 – 15.7 years, 2018 – 14.4 years).

	Pension plans			Other benefit plans
For the year ended October 31	2020	2019	2018	2020	2019	2018
Disaggregation of the benefit obligation (%)
Canada
Active members	55%	53%	57%	6%	6%	9%
Inactive and retired members	45%	47%	43%	94%	94%	91%
Total	100%	100%	100%	100%	100%	100%
Mexico
Active members	25%	25%	26%	49%	49%	54%
Inactive and retired members	75%	75%	74%	51%	51%	46%
Total	100%	100%	100%	100%	100%	100%
United States
Active members	40%	42%	45%	34%	38%	34%
Inactive and retired members	60%	58%	55%	66%	62%	66%
Total	100%	100%	100%	100%	100%	100%

(f)	Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2020	2019	2018	2020	2019	2018
Benefit obligation at end of year
Discount rate – all plans	3.08%	3.32%	4.35%	4.44%	4.71%	5.54%
Discount rate – Canadian plans only	2.80%	3.10%	4.10%	2.57%	2.98%	3.96%
Rate of increase in future compensation(1)	2.74%	2.70%	2.80%	4.31%	3.86%	3.83%
Benefit expense (income) for the year
Discount rate – All plans
Discount rate for defined benefit obligations	3.32%	4.35%	3.90%	4.71%	5.54%	4.86%
Discount rate for net interest cost	3.06%	4.09%	3.55%	4.54%	5.37%	4.60%
Discount rate for service cost	3.38%	4.41%	4.04%	4.83%	5.78%	5.11%
Discount rate for interest on service cost	3.20%	4.14%	3.77%	4.72%	5.67%	5.04%
Discount rate – Canadian plans only
Discount rate for defined benefit obligations	3.10%	4.10%	3.60%	2.98%	3.96%	3.53%
Discount rate for net interest cost	2.80%	3.80%	3.20%	2.71%	3.70%	3.18%
Discount rate for service cost	3.10%	4.10%	3.70%	3.08%	4.07%	3.76%
Discount rate for interest on service cost	2.90%	3.80%	3.40%	2.89%	3.88%	3.66%
Rate of increase in future compensation(1)	2.70%	2.80%	2.76%	3.86%	3.83%	4.07%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	5.75%	5.80%	5.81%
Ultimate rate	n/a	n/a	n/a	4.72%	4.69%	4.66%
Year ultimate rate reached	n/a	n/a	n/a	2040	2040	2040
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.4	23.4	23.3	23.4	23.4	23.3
Life expectancy at 65 for current pensioners – female	24.5	24.5	24.4	24.5	24.5	24.4
Life expectancy at 65, for future pensioners currently aged 45 – male	24.4	24.3	24.3	24.4	24.3	24.3
Life expectancy at 65, for future pensioners currently aged 45 – female	25.4	25.3	25.3	25.4	25.3	25.3
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.3	21.3	21.3	21.3	21.3	21.3
Life expectancy at 65 for current pensioners – female	23.8	23.8	23.8	23.8	23.8	23.8
Life expectancy at 65, for future pensioners currently aged 45 – male	21.7	21.7	21.7	21.7	21.7	21.7
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	21.7	21.9	22.7	21.7	21.9	22.7
Life expectancy at 65 for current pensioners – female	23.1	23.3	24.4	23.1	23.3	24.4
Life expectancy at 65, for future pensioners currently aged 45 – male	23.1	23.4	24.3	23.1	23.4	24.3
Life expectancy at 65, for future pensioners currently aged 45 – female	24.5	24.9	25.9	24.5	24.9	25.9

(1)

The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

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Consolidated Financial Statements

(g)	Sensitivity analysis

The sensitivity analysis presented represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2020 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,856	$118	$202	$6
0.25% increase in rate of increase in future compensation	94	11	1	–
1% increase in health care cost trend rate	n/a	n/a	137	14
1% decrease in health care cost trend rate	n/a	n/a	(111)	(11)
1 year increase in Canadian life expectancy	210	12	25	1
1 year increase in Mexican life expectancy	3	–	5	–
1 year increase in the United States life expectancy	4	–	5	–

(h)	Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets across different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. Derivatives are not a significant component of the investment strategy and cannot be used without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are not common, and typically reflect a change in the pension plan’s situation (e.g. plan amendments) and/or in the investment strategy. Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded, with the exception of certain programs in Mexico.

The tables below show the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans			Other benefit plans
Asset category %	Actual 2020	Actual 2019	Actual 2018	Actual 2020	Actual 2019	Actual 2018
Cash and cash equivalents	2%	3%	4%	1%	1%	1%
Equity investments
Quoted in an active market	29%	33%	36%	40%	42%	42%
Non quoted	10%	10%	12%	–%	–%	2%
	39%	43%	48%	40%	42%	44%
Fixed income investments
Quoted in an active market	5%	13%	9%	59%	57%	34%
Non quoted	41%	30%	29%	–%	–%	21%
	46%	43%	38%	59%	57%	55%
Property
Quoted in an active market	–%	–%	–%	–%	–%	–%
Non quoted	1%	1%	1%	–%	–%	–%
	1%	1%	1%	–%	–%	–%
Other
Quoted in an active market	3%	–%	–%	–%	–%	–%
Non quoted	9%	10%	9%	–%	–%	–%
	12%	10%	9%	–%	–%	–%
Total	100%	100%	100%	100%	100%	100%

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Consolidated Financial Statements

Target asset allocation at October 31, 2020 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	–%
Equity investments	43%	44%
Fixed income investments	45%	56%
Property	2%	–%
Other	10%	–%
Total	100%	100%

29	Operating Segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Changes to operating segments effective November 1, 2019

Effective November 1, 2019, Global Wealth Management became a fourth business segment. The Canadian and International businesses of Global Wealth results that were previously included in Canadian Banking’s and International Banking’s results, respectively, are included in Global Wealth Management results. The historical comparative segment financial information has been restated to reflect this realignment. The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.

The aggregate number of cash-generating units (CGUs) for the purposes of goodwill impairment assessment as of November 1, 2019 has increased to 5 (October 31, 2019 – 4 CGUs) with the creation of the new Global Wealth Management CGU (GWM-CGU). This has resulted in the allocation of $3.4 billion of goodwill related to the wealth business from the Canadian Banking CGU to the GWM-CGU. As at November 1, 2019, the Bank has determined that goodwill allocated to GWM-CGU is not impaired.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)(2)	Total
Net interest income(3)	$7,838	$7,603	$575	$1,435	$(131)	$17,320
Non-interest income(4)(5)	2,461	3,207	4,009	3,947	392	14,016
Total revenues	10,299	10,810	4,584	5,382	261	31,336
Provision for credit losses	2,073	3,613	7	390	1	6,084
Depreciation and amortization	633	525	170	156	62	1,546
Non-interest expenses	4,178	5,418	2,708	2,317	689	15,310
Income tax expense	879	182	437	564	(519)	1,543
Net income	$2,536	$1,072	$1,262	$1,955	$28	$6,853
Net income attributable to non-controlling interests in subsidiaries	–	92	10	–	(27)	75
Net income attributable to equity holders of the Bank	2,536	980	1,252	1,955	55	6,778
Represented by:
Net income attributable to equity holders of the Bank —relating to divested operations(6)	–	60	–	–	–	60
Net income attributable to equity holders of the Bank —relating to operations other than divested operations	2,536	920	1,252	1,955	55	6,718
Average assets ($ billions)	359	206	26	412	158	1,161
Average liabilities ($ billions)	277	155	39	379	240	1,090

(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2020 amounting to $275 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net gain on divestitures of $354 (pre-tax $298).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $56; International Banking – $243; Global Wealth Management – $13 and Other – $(70).

(6)	Refer to Note 37 for closed divestitures impacting the current year.

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Consolidated Financial Statements

For the year ended October 31, 2019
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)(2)	Total
Net interest income(3)	$7,848	$8,353	$564	$1,396	$(984)	$17,177
Non-interest income(4)(5)	2,616	4,366	3,937	3,084	(146)	13,857
Total revenues	10,464	12,719	4,501	4,480	(1,130)	31,034
Provision for credit losses	972	2,076	–	(22)	1	3,027
Depreciation and amortization	441	379	126	91	16	1,053
Non-interest expenses	4,331	6,217	2,779	2,372	(15)	15,684
Income tax expense	1,232	909	412	505	(586)	2,472
Net income	$3,488	$3,138	$1,184	$1,534	$(546)	$8,798
Net income attributable to non-controlling interests in subsidiaries	–	373	18	–	17	408
Net income attributable to equity holders of the Bank	3,488	2,765	1,166	1,534	(563)	8,390
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(6)	–	630	17	–	–	647
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	3,488	2,135	1,149	1,534	(563)	7,743
Average assets ($ billions)	340	201	25	372	118	1,056
Average liabilities ($ billions)	255	153	32	304	243	987

(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2019 amounting to $181 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net loss on divestitures of $308 (pre-tax $148).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $65; International Banking – $753; Global Wealth Management – $10 and Other – $(178).

(6)	Refer to Note 37 for closed divestitures impacting the current year.

For the year ended October 31, 2018
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$7,504	$7,218	$498	$1,454	$(483)	$16,191
Non-interest income(3)	2,907	3,475	3,486	3,074	(358)	12,584
Total revenues	10,411	10,693	3,984	4,528	(841)	28,775
Provision for credit losses	790	1,868	3	(50)	–	2,611
Depreciation and amortization	385	288	92	68	15	848
Non-interest expenses	4,426	5,412	2,467	2,165	(260)	14,210
Income tax expense	1,251	617	376	587	(449)	2,382
Net income	$3,559	$2,508	$1,046	$1,758	$(147)	$8,724
Net income attributable to non-controlling interests in subsidiaries	–	162	14	–	–	176
Net income attributable to equity holders of the Bank	3,559	2,346	1,032	1,758	(147)	8,548
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(4)	–	565	31	–	–	596
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	3,559	1,781	1,001	1,758	(147)	7,952
Average assets ($ billions)	327	165	17	321	116	946
Average liabilities ($ billions)	234	127	24	265	232	882

(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2018 amounting to $112 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $93; International Banking – $629; Global Wealth Management – $14 and Other – $(177).

(4)	Refer to Note 37 for closed divestitures impacting the current year.

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Consolidated Financial Statements

Geographical	segmentation

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2020 ($ millions)(1)(2)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$8,515	$763	$1,661	$1,705	$1,415	$812	$1,734	$715	$17,320
Non-interest income(1)	8,085	1,375	724	605	677	449	753	1,348	14,016
Total revenues(2)	16,600	2,138	2,385	2,310	2,092	1,261	2,487	2,063	31,336
Provision for credit losses	2,271	128	644	971	639	666	570	195	6,084
Non-interest expenses	8,952	1,080	1,298	827	973	813	1,589	1,324	16,856
Income tax expense	967	192	98	116	78	(74)	45	121	1,543
Subtotal	4,410	738	345	396	402	(144)	283	423	6,853
Net income attributable to non-controlling interests in subsidiaries	(28)	–	7	16	91	(87)	76	–	75
Net income attributable to equity holders of the Bank	$4,438	$738	$338	$380	$311	$(57)	$207	$423	$6,778
Total average assets ($ billions)	$689	$164	$41	$31	$52	$14	$35	$135	$1,161

(1)	Includes net income from investments in associated corporations for Canada – $(15); Peru – $5, Chile – $3, Caribbean and Central America – $55, and Other International – $194.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2019 ($ millions)(1)(2)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$7,630	$720	$1,684	$1,576	$1,613	$1,017	$2,143	$794	$17,177
Non-interest income(1)	7,304	1,189	671	790	806	567	1,048	1,482	13,857
Total revenues(3)	14,934	1,909	2,355	2,366	2,419	1,584	3,191	2,276	31,034
Provision for credit losses	981	(16)	335	523	436	362	352	54	3,027
Non-interest expenses	8,275	870	1,306	846	1,166	920	1,933	1,421	16,737
Income tax expense	1,082	267	121	248	185	117	324	128	2,472
Subtotal	4,596	788	593	749	632	185	582	673	8,798
Net income attributable to non-controlling interests in subsidiaries	1	–	14	(11)	179	124	101	–	408
Net income attributable to equity holders of the Bank	$4,595	$788	$579	$760	$453	$61	$481	$673	$8,390
Total average assets ($ billions)	$607	$149	$37	$28	$51	$13	$42	$129	$1,056

(1)	Includes net income from investments in associated corporations for Canada – $(114); Peru – $7, Caribbean and Central America – $69, and Other International – $867.
(2)	Prior period amounts have been restated to conform with current period presentation.
(3)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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Consolidated Financial Statements

For the year ended October 31, 2018 ($ millions)(1)(2)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$7,780	$691	$1,561	$1,378	$1,117	$839	$2,028	$797	$16,191
Non-interest income(1)	6,805	843	613	662	565	484	968	1,644	12,584
Total revenues(3)	14,585	1,534	2,174	2,040	1,682	1,323	2,996	2,441	28,775
Provision for credit losses	802	(34)	239	351	498	511	211	33	2,611
Non-interest expenses	7,683	701	1,196	770	837	723	1,795	1,353	15,058
Income tax expense	1,310	220	76	235	51	39	175	276	2,382
Subtotal	4,790	647	663	684	296	50	815	779	8,724
Net income attributable to non-controlling interests in subsidiaries	–	–	17	12	28	16	102	1	176
Net income attributable to equity holders of the Bank	$4,790	$647	$646	$672	$268	$34	$713	$778	$8,548
Total average assets ($ billions)	$565	$119	$32	$24	$33	$12	$40	$121	$946

(1)	Includes net income from investments in associated corporations for Canada – $93, Peru – $9, Caribbean and Central America – $58, and Other International – $576.
(2)	Prior period amounts have been restated to conform with current period presentation.
(3)	Revenues are attributed to countries based on where services are performed or assets are recorded.

30	Related Party Transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2020	2019
Salaries and cash incentives(1)	$19	$17
Equity-based payment(2)	30	25
Pension and other benefits(1)	6	5
Total	$55	$47

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2020	2019
Loans	$15	$14
Deposits	$11	$9

The Bank’s committed credit exposure to companies controlled by directors totaled $177.6 million as at October 31, 2020 (2019 – $18.9 million), while actual utilized amounts were $115.9 million (2019 – $3.3 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2020	2019	2018
Net income / (loss)	$(75)	$(68)	$(64)
Loans	203	327	702
Deposits	159	194	151
Guarantees and commitments	23	16	123

Scotiabank principal pension plan

The Bank manages assets of $4.1 billion (2019 – $4.1 billion) which is a portion of the Scotiabank principal pension plan assets and earned $7.2 million (2019 – $7.2 million) in fees.

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Consolidated Financial Statements

31	Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a)	Principal subsidiaries(1)

The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2020	2019
Canadian

1832 Asset Management L.P.	Toronto, Ontario	$1,562	$1,691
BNS Investments Inc.	Toronto, Ontario	14,510	14,292
Montreal Trust Company of Canada	Montreal, Quebec
The Bank of Nova Scotia Trust Company	Toronto, Ontario	155	127
National Trust Company	Stratford, Ontario	359	449
Roynat Inc.	Calgary, Alberta	409	439
Scotia Capital Inc.	Toronto, Ontario	2,338	1,634
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	614	642
Scotia Mortgage Corporation	Toronto, Ontario	760	675
Scotia Securities Inc.	Toronto, Ontario	49	47
Tangerine Bank	Toronto, Ontario	3,264	3,629
Jarislowsky, Fraser Limited	Montreal, Quebec	957	952
MD Financial Management Inc.	Ottawa, Ontario	2,645	2,639

International

Scotiabank Colpatria S.A. (51%)	Bogota, Colombia	1,004	1,251
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	332	326
BNS International (Bahamas) Limited(2)	Nassau, Bahamas	18,510	19,824
BNS Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited(3)	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
BNS International (Panama) S.A.	Panama City, Panama
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico City, Mexico	4,320	4,512
Nova Scotia Inversiones Limitada	Santiago, Chile	5,255	5,096
Scotiabank Chile S.A. (76.01%)	Santiago, Chile
Scotia Holdings (US) Inc.(4)	New York, New York
Scotia Capital (USA) Inc.(4)(5)	New York, New York
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	282	382
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,842	1,842
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited	Kingston, Jamaica
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago
Scotiabank (Panama) S.A.	Panama City, Panama
Scotiabank Uruguay S.A.	Montevideo, Uruguay	472	489
Scotiabank de Puerto Rico(3)	San Juan, Puerto Rico	–	1,017
Scotiabank El Salvador, S.A.(3)	San Salvador, El Salvador	–	325
Scotiabank Europe plc	London, United Kingdom	2,505	2,418
Scotiabank Peru Holding S.A.	Lima, Peru	5,677	5,676
Scotiabank Peru S.A.A. (98.05%)	Lima, Peru
Profuturo AFP S.A.	Lima, Peru
Scotiabank Republica Dominicana, S.A. – Banco Multiple(6)	Santo Domingo, Dominican Republic	808	402
Scotiabank Barbados Limited	Bridgetown, Barbados	219	-

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	Formerly The Bank of Nova Scotia International Limited. Effective April 5, 2019, the name was changed to BNS International (Bahamas) Limited.
(3)	These subsidiaries were divested during the year.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(5)	The carrying value of this subsidiary is included with that of its parent, Scotia Holdings (US) Inc.
(6)	Formerly Banco Dominicano del Progreso, S.A. – Banco Multiple. Effective June 1, 2020, the name was changed to Scotiabank, Republica Dominicana, S.A. - Banco Multiple.

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Consolidated Financial Statements

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

(b)	Non–controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at and for the year ended
			2020		2019
	Non-controlling interest %		Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Scotiabank Chile S.A.(1)	24.0%		$1,050	$71	$1,017	$38
Scotiabank Colpatria S.A.(2)	49.0%		387	13	564	12
Scotia Group Jamaica Limited	28.2%		288	14	323	40
Scotiabank Trinidad and Tobago Limited	49.1%		381	50	380	52
Other	0.1% 49.0%	– (3)	270	–	386	8
Total			$2,376	$148	$2,670	$150

(1)

Non–controlling interest holders for Scotiabank Chile S.A. have the right at any time to sell all or a portion of their holdings to the Bank at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(2)

Non–controlling interest holders for Scotiabank Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre–agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(3)	Range of non–controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non–controlling interests are as follows:

	As at and for the year ended October 31, 2020				As at and for the year ended October 31, 2019
($ millions)	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities
Total	$4,098	$(136)	$89,808	$82,107	$4,700	$313	$86,435	$78,851

32	Interest Income and Expense

For the year ended October 31 ($ millions)	2020				2019			2018
	Interest income		Interest expense		Interest income		Interest expense	Interest income		Interest expense
Measured at amortized cost(1)	$28,113		$12,211		$30,996		$15,575	$26,649		$11,757
Measured at FVOCI(1)	1,060		–		1,440		–	1,205		–
	29,173		12,211		32,436		15,575	27,854		11,757
Other	539	(2)	181	(3)	348	(2)	32	213	(2)	119
Total	$29,712		$12,392		$32,784		$15,607	$28,067		$11,876

(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	The interest on lease liabilities was $117; prior period amounts have not been restated (refer to Notes 3 and 4).

33	Trading Revenues

The following table presents details of trading revenues.

For the fiscal years ($ millions)	2020	2019	2018
Trading-related revenue (Non-TEB)(1)
Net interest income
Non-interest income	$112	$67	$130
Trading revenues	2,411	1,488	1,420
Other fees and commissions	205	379	405
Total - Reported	$2,728	$1,934	$1,955
Trading-related revenue by product (Non-TEB)
Interest rate and credit	$1,552	$644	$559
Equities	371	532	686
Foreign exchange	396	273	299
Commodities	263	216	230
Other	146	269	181
Total trading-related revenue (Non-TEB)	$2,728	$1,934	$1,955

(1)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the consolidated statement of income, are excluded. On TEB basis, total trading-related revenue was $2,988 (2019 – $2,098; 2018 – $2,056).

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Consolidated Financial Statements

34	Earnings Per Share

For the year ended October 31 ($ millions)	2020	2019	2018
Basic earnings per common share
Net income attributable to common shareholders	$6,582	$8,208	$8,361
Weighted average number of common shares outstanding (millions)	1,212	1,222	1,213
Basic earnings per common share(1) (in dollars)	$5.43	$6.72	$6.90
Diluted earnings per common share
Net income attributable to common shareholders	$6,582	$8,208	$8,361
Dilutive impact of share-based payment options and others(2)	6	142	16
Net income attributable to common shareholders (diluted)	$6,588	$8,350	$8,377
Weighted average number of common shares outstanding (millions)	1,212	1,222	1,213
Dilutive impact of share-based payment options and others(2) (millions)	31	29	16
Weighted average number of diluted common shares outstanding (millions)	1,243	1,251	1,229
Diluted earnings per common share(1) (in dollars)	$5.30	$6.68	$6.82

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain tandem stock appreciation rights or options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

35	Guarantees, Commitments and Pledged Assets

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2020	2019
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$34,836	$35,577
Liquidity facilities	4,248	3,758
Derivative instruments	4,866	7,104
Indemnifications	1,390	583

(1)

The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2020, $4 million (2019 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank’s backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2020 $805 million (2019 – $617 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank

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Consolidated Financial Statements

cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2020, $1 million (2019 – $2 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

•	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•

Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2020	2019
Commercial letters of credit	$682	$811
Commitments to extend credit(1)
Original term to maturity of one year or less	85,997	70,862
Original term to maturity of more than one year	149,377	141,011
Securities lending	53,082	50,300
Securities purchase and other commitments	1,095	1,142
Total	$290,233	$264,126

(1)	Includes liquidity facilities.

(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2020	2019
Assets pledged to:
Bank of Canada(1)	$168	$164
Foreign governments and central banks(1)	4,165	4,505
Clearing systems, payment systems and depositories(1)	1,353	1,221
Assets pledged in relation to exchange-traded derivative transactions	5,356	3,579
Assets pledged in relation to over-the-counter derivative transactions	16,997	13,491
Assets pledged as collateral related to securities borrowing and lending	136,193	123,760
Assets pledged in relation to covered bond program (Note 15)(2)	31,484	27,154
Assets pledged in relation to other securitization programs (Note 15)	4,600	6,683
Assets pledged under CMHC programs (Note 14)	30,134	25,249
Other	1,420	1,047
Total assets pledged	$231,870	$206,853
Obligations related to securities sold under repurchase agreements(3)	121,918	110,879
Total(4)	$353,788	$317,732

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Excludes mortgages related to covered bonds held by the Bank or transferred to the Bank of Canada as part of its term repo program.
(3)	Includes the Bank of Canada term repo program.
(4)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

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Consolidated Financial Statements

(d)	Other executory contracts

Effective July 2018, the Bank has entered into an $800 million contract for naming rights of an arena for 20 years.

The Bank and its subsidiaries have also entered into other long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

36	Financial Instruments – Risk Management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2020:

•

extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board, (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 7. Note 10 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s Credit Risk Appetite and Credit Risk Policy are developed by its Global Risk Management (GRM) department and limits are reviewed and approved by the Board on an annual and biennial basis, respectively. The Credit Risk Appetite defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the Credit Risk Appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The Credit Risk Policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, and the calculation of allowance for credit losses. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 10(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S., European portfolios, and for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

•	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
•	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
•	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

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Consolidated Financial Statements

As at October 31 ($ millions)	2020				2019
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$170,514	$102,141	$86,342	$358,997	$344,032
Bank	18,472	8,714	15,934	43,120	38,726
Sovereign	233,839	1,005	8,560	243,404	182,086
	422,825	111,860	110,836	645,521	564,844
Standardized portfolio
Corporate	53,013	3,482	10,005	66,500	66,472
Bank	2,505	71	62	2,638	2,211
Sovereign	8,315	7	–	8,322	6,781
	63,833	3,560	10,067	77,460	75,464
Total non-retail	$486,658	$115,420	$120,903	$722,981	$640,308
Retail
AIRB portfolio
Real estate secured	174,635	18,292	–	192,927	179,916
Qualifying revolving	14,598	31,264	–	45,862	45,885
Other retail	31,777	3,279	–	35,056	35,279
	$221,010	$52,835	$–	$273,845	$261,080
Standardized portfolio
Real estate secured	47,715	–	–	47,715	47,427
Other retail	39,683	–	–	39,683	44,709
	87,398	–	–	87,398	92,136
Total retail	$308,408	$52,835	$–	$361,243	$353,216
Total	$795,066	$168,255	$120,903	$1,084,224	$993,524
By geography(4)
Canada	$478,070	$105,686	$37,653	$621,409	$549,233
United States	103,091	40,036	45,083	188,210	176,036
Chile	51,118	1,418	4,202	56,738	53,521
Mexico	35,007	1,175	3,005	39,187	37,969
Peru	29,523	949	3,459	33,931	32,954
Colombia	11,794	348	981	13,123	13,673
Other International
Europe	22,871	11,200	17,699	51,770	45,885
Caribbean	28,540	1,720	1,160	31,420	38,636
Latin America (other)	12,178	1,077	392	13,647	12,402
All other	22,874	4,646	7,269	34,789	33,215
Total	$795,066	$168,255	$120,903	$1,084,224	$993,524

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude equity securities and other assets.
(2)

Non-retail drawn includes loans, acceptances, deposits with financial institutions and FVOCI debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.

(3)

Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations including $27.6 million first loss protection (2019 – nil), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.

(4)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Financial Statements

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included on the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2020 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$73,406	$–	$–	$–	$–	$–	$–	$–	$3,054	$76,460
Precious metals	–	–	–	–	–	–	–	1,181	–	1,181
Trading assets
Securities	–	–	–	–	–	–	–	108,331	–	108,331
Loans	1,640	–	–	177	–	–	1,470	6,535	–	8,352
Other	–	–	–	–	–	–	–	1,156	–	1,156
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	119,747	–	–	–	–	–	119,747
Derivative financial instruments	–	–	–	–	45,065	–	39,294	–	–	45,065
Investment securities	105,811	–	–	–	–	3,056	–	–	2,522	111,389
Loans:
Residential mortgages(2)	83,606	200,985	–	–	–	–	–	–	93	284,684
Personal loans	–	91,435	2,314	–	–	–	–	–	9	93,758
Credit cards	–	12,347	93	–	–	–	–	–	2,357	14,797
Business & government	206,607	3,649	6,974	–	–	–	–	–	433	217,663
Allowances for credit losses(3)	(561)	(944)	–	–	–	–	–	–	(6,134)	(7,639)
Customers’ liability under acceptances	14,305	–	–	–	–	–	–	–	(77)	14,228
Property and equipment	–	–	–	–	–	–	–	–	5,897	5,897
Investment in associates	–	–	–	–	–	–	–	–	2,475	2,475
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	17,015	17,015
Other (including Deferred tax assets)	1,844	936	–	10	–	–	–	–	19,117	21,907

Total	$486,658	$308,408	$9,381	$119,934	$45,065	$3,056	$40,764	$117,203	$46,761	$1,136,466

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $85.4 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2019 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$43,392	$–	$–	$–	$–	$–	$–	$–	$3,328	$46,720
Precious metals	–	–	–	–	–	–	–	3,709	–	3,709
Trading assets
Securities	21	–	–	–	–	–	–	112,643	–	112,664
Loans	7,255	145	–	–	–	–	6,779	6,429	–	13,829
Other	–	–	–	–	–	–	–	995	–	995
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	131,173	–	–	–	–	5	131,178
Derivative financial instruments	–	–	–	–	38,119	–	34,489	–	–	38,119
Investment securities	78,235	–	–	–	–	2,279	–	–	1,845	82,359
Loans:
Residential mortgages(2)	80,777	187,284	–	–	–	–	–	–	108	268,169
Personal loans	–	97,253	1,366	–	–	–	–	–	12	98,631
Credit cards	–	14,033	575	–	–	–	–	–	3,180	17,788
Business & government	202,935	3,461	6,255	–	–	–	–	–	321	212,972
Allowances for credit losses(3)	(583)	(708)	–	–	–	–	–	–	(3,786)	(5,077)
Customers’ liability under acceptances	13,902	–	–	–	–	–	–	–	(6)	13,896
Property and equipment	–	–	–	–	–	–	–	–	2,669	2,669
Investment in associates	–	–	–	–	–	–	–	–	5,614	5,614
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	17,465	17,465
Other (including Deferred tax assets)	3,721	905	–	62	–	–	–	–	19,773	24,461

Total	$429,655	$302,373	$8,196	$131,235	$38,119	$2,279	$41,268	$123,776	$50,528	$1,086,161

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $81.5 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

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Consolidated Financial Statements

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2020, and October 31, 2019, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2019.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0428%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0428% – 0.1159%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0512% – 0.1271%
BBB+	Baa1	BBB (high)		87	0.0800% – 0.2027%
BBB	Baa2	BBB		85	0.1143% – 0.2950%
BBB-	Baa3	BBB (low)		83	0.1632% – 0.4293%
BB+	Ba1	BB (high)		80	0.2638% – 0.4731%
BB	Ba2	BB		77	0.4264% – 0.5215%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.5215% – 0.6892%
B+	B1	B (high)		73	0.6892% – 1.3282%
B to B-	B2 to B3	B to B (low)		70	1.3282% – 2.5597%
CCC+	Caa1	–		65	2.5597% – 9.3860%
CCC	Caa2	–	Watch list	60	9.3860% – 17.8585%
CCC- to CC	Caa3 to Ca	–		40	17.8585% – 34.4434%
–	–	–		30	34.4434% – 58.6885%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2020				2019
		Exposure at Default(1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(2)	Total	Total
Investment grade	99 – 98	$105,322	$2,803	$19,409	$127,534	$90,373
	95	49,979	10,825	21,978	82,782	61,929
	90	26,423	20,272	24,086	70,781	68,016
	87	28,435	21,333	14,136	63,904	59,294
	85	19,728	16,560	9,685	45,973	49,291
	83	29,893	14,181	9,895	53,969	44,253
Non-Investment grade	80	26,095	11,992	4,422	42,509	48,807
	77	23,794	6,732	3,182	33,708	29,938
	75	19,321	4,029	2,177	25,527	21,049
	73	7,864	1,525	937	10,326	8,539
	70	3,288	1,009	258	4,555	3,485
Watch list	65	981	104	139	1,224	727
	60	1,169	324	309	1,802	1,198
	40	357	72	77	506	616
	30	109	–	–	109	225
Default	21	1,313	99	143	1,555	990
Total		$344,071	$111,860	$110,833	$566,764	$488,730
Government guaranteed residential mortgages(3)		78,754	–	–	78,754	76,114
Total		$422,825	$111,860	$110,833	$645,518	$564,844

(1)	After credit risk mitigation.
(2)

Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations excluding $3.5 million first loss protection (2019 - nil), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Consolidated Financial Statements

Non-retail standardized portfolio

The non-retail standardized portfolio relies on external credit ratings (e.g. S&P, Moody’s, DBRS, etc.,) of the borrower, if available, to compute regulatory capital for credit risk. Exposures are risk weighted based on prescribed percentages and a mapping process as defined within OSFI’s Capital Adequacy Requirements Guideline. Non-retail standardized portfolio as at October 31, 2020 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $77 billion (October 31, 2019 – $75 billion). Within this portfolio, the majority of Corporate/Commercial exposures are to unrated counterparties, mainly in Canada and the Pacific Alliance countries.

(iii)	Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2020, 38% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 52%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD range by asset class:

As at October 31 ($ millions)	2020						2019
	Exposure at default(1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0499%	$–	$–	$14,293	$692	$14,985	$12,792
Very Low	0.0500% – 0.1999%	50,136	33,190	9,565	6,223	99,114	92,440
Low	0.2000% – 0.9999%	94,313	4,884	11,484	18,664	129,345	121,184
Medium Low	1.0000% – 2.9999%	7,969	740	5,484	5,969	20,162	22,015
Medium	3.0000% – 9.9999%	671	181	4,134	2,712	7,698	9,039
High	10.0000% – 19.9999%	262	111	245	13	631	886
Extremely High	20.0000% – 99.9999%	172	36	567	613	1,388	2,107
Default	100%	190	72	90	170	522	617
Total		$153,713	$39,214	$45,862	$35,056	$273,845	$261,080

(1)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $87 billion as at October 31, 2020 (2019 – $92 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Latin American and Caribbean region. Of the total retail standardized exposures, $48 billion (2019 – $47 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral for capital markets related activities. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•

Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2020, the approximate market value of cash and securities collateral accepted that may be sold or repledged by the Bank was $176 billion (2019 – $167 billion). This collateral is held primarily in connection with reverse repurchase agreements, margin loans, securities lending and derivative transactions. The Bank also borrows securities under standard securities borrowing agreements that it is able to re-pledge. Including these borrowed securities, the approximate market value of securities collateral accepted that may be sold or re-pledged was $208 billion (2019 – $211 billion), of which approximately $37 billion was not sold or re-pledged (2019 – $27 billion).

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 35(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of assets acquired in exchange for loans as at October 31, 2020 was $301 million (2019 – $372 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

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Consolidated Financial Statements

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/Bank-specific scenarios; and
•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 10(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The ALCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

(i)	Non-trading interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates). The Bank actively manages its interest rate exposures with the objective of protecting and enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risk.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis point increase and decrease in interest rates across major currencies as defined by the Bank. Corresponding with the current low interest rate environment, starting in Q2 2020, the net interest income and economic value for a down shock scenario are measured using 25 basis points decline rather than 100 basis points previously, to account for certain rates being floored at zero.

As at October 31 ($ millions)	2020						2019
	Net interest income			Economic value of equity
	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total		Net interest income	Economic value of equity
100 bp increase	$(38)	$172	$134	$(524)	$14	$(510)	100 bp increase	$(273)	$(1,448)
25 bp decrease	$6	$(44)	$(38)	$83	$(20)	$63	100 bp decrease	$267	$1,173

240  |  2020 Scotiabank Annual Report

Consolidated Financial Statements

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from the Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee (ALCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The ALCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2020, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $66 million (October 31, 2019 – $64 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2020 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income in equity by approximately $354 million (2019 – $374 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of equity securities designated at FVOCI is shown in Note 12.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses historical resampling. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2020
($ millions)	As at October 31, 2020	Average	High	Low	As at October 31, 2019
Credit spread plus interest rate	$11.5	$22.1	$60.8	$9.4	$13.8
Credit spread	11.1	18.5	55.0	6.2	8.0
Interest rate	11.4	11.2	18.0	4.8	7.2
Equities	3.1	6.5	27.4	1.8	3.4
Foreign exchange	4.6	3.5	10.3	1.4	2.7
Commodities	5.0	5.4	9.1	2.2	3.1
Debt specific	5.2	5.9	14.1	2.5	3.3
Diversification effect	(14.8)	(19.5)	n/a	n/a	(10.9)
All-Bank VaR	$14.6	$23.9	$63.6	$10.1	$15.4
All-Bank stressed VaR	$37.0	$38.7	$61.3	$14.9	$45.9

Below are the market risk capital requirements as at October 31, 2020.

($ millions)
All-Bank VaR	$157
All-Bank stressed VaR	119
Incremental risk charge	227
Standardized approach	83
Total market risk capital	$586	(1)

(1)	Equates to $7,327 million of risk-weighted assets (2019 – $8,674 million).

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Consolidated Financial Statements

(d)	Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes third party risk management and legal risk but excludes strategic risk and reputational risk. It also exists in some form in each of the Bank’s business and support activities, and third parties to whom activities have been outsourced. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank’s Operational Risk Management Framework outlines the Bank’s structured approach for effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements.

37	Acquisitions and divestitures

Acquisitions

Completed acquisitions impacting the prior year

Banco Dominicano del Progreso, Dominican Republic

On March 1, 2019, the Bank acquired 97.44% of the voting shares of Banco Dominicano del Progreso, a bank with operations in Dominican Republic, in exchange for total consideration of $440 million in cash. The acquired business forms part of the International Banking business segment.

The fair value of the identifiable assets and liabilities acquired of Banco Dominicano del Progreso, Dominican Republic at the date of acquisition were:

($ millions)
Total net assets acquired(1)	176
Goodwill arising on acquisition	271
Deferred tax liabilities	(3)
Non-controlling interest	(4)
Total purchase consideration transferred	$440

(1)	Includes finite life intangible assets of $26 million relating to core-deposits and customer relationships.

Goodwill value of $271 million arising on acquisition largely reflects the synergies through combining and streamlining the Bank’s current operations in Dominican Republic with Banco Dominicano del Progreso’s operations.

Banco Cencosud, Peru

On March 1, 2019, the Bank acquired 51% of the voting shares of Banco Cencosud, Peru in exchange for total consideration of $133 million in cash. The Bank and Banco Cencosud will jointly manage the credit card operations and offer other products and services to customers in partnership for 15 years. On acquisition, the Bank recorded $562 million of assets (mainly loans and intangible assets), $386 million of liabilities (mainly deposits) and a non-controlling interest of $43 million. The intangible assets arising from acquisition of $123 million relates to the 15 year exclusivity contract. The acquired business forms part of the International Banking business segment.

Aggregate impact to Consolidated Income

For the year ended October 31, 2019, both acquisitions contributed revenue of $217 million in aggregate and a net loss of $64 million in aggregate. The primary reason for the net loss is the recording of a provision for credit losses of $151 million ($106 million after-tax) on acquired performing financial assets, as required under IFRS 9.

Divestitures

Closed divestitures impacting the current year

Thanachart Bank, Thailand

On December 3, 2019, the Bank completed the sale to reduce its 49% interest in Thanachart Bank Public Company Limited (“TBank”) in Thailand, upon receiving regulatory approvals and satisfying closing conditions.

As part of agreements entered into with ING Groep N.V., TBank, Thanachart Capital Public Co., Ltd and TMB Bank Public Company Limited (“TMB”) in August 2019, the Bank sold its 49% interest in TBank in exchange for cash and an approximately 6% ownership interest in the form of common shares in TMB. As per the agreements, TBank became a wholly-owned subsidiary of TMB. The shares held by the Bank in TMB are classified as investment securities measured at fair value through profit or loss.

The carrying value of the Bank’s 49% interest in TBank of $3.6 billion was derecognized on the date of close and a net gain of approximately $426 million before tax ($414 million after tax) was recorded in Non-interest income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately 36 basis points.

As part of the overall transaction, the Bank retained a 49% interest in two TBank subsidiaries, which are classified as investment in associates and the Bank follows the equity method of accounting.

Pension fund operations in Colombia

On December 13, 2019, the Bank completed the sale of its 51% interest in AFP Colfondos to an affiliate of AFP Habitat, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $240 million and $53 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $112 million after tax and non-controlling interests (2020 – $48 million; 2019 – $64 million) was recorded in Non-interest income – Other and reported in the Other segment.

In the Consolidated Statement of Shareholder’s Equity, a gain of $27 million after tax was reclassified from AOCI to retained earnings related to investment securities designated as fair value through other comprehensive income, bringing the net impact of the divestiture to a net loss of $85 million.

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Consolidated Financial Statements

Operations in Puerto Rico and the U.S. Virgin Islands

On December 31, 2019, the Bank completed the sale of its operations in Puerto Rico and the U.S. Virgin Islands (“USVI”) to Oriental Bank, a subsidiary of OFG Bancorp, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $4,800 million and $4,166 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $424 million after tax (2020 – $22 million; 2019 – $402 million) was recorded in Non-interest income – Other and reported in the Other segment.

The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately seven basis points.

Insurance and banking operations in El Salvador

On January 31, 2020, the Bank completed the sale of its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros to Imperia Intercontinental Inc, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,796 million and $2,481 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $164 million after tax (2020 – $28 million; 2019 – $136 million) was recorded in Non-interest income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately four basis points.

Operations in British Virgin Islands

On May 31, 2020, the Bank completed the sale of its banking operations in the British Virgin Islands to Republic Financial Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $631 million and $537 million, respectively, in relation to these operations have been derecognized on the date of close and a total gain of approximately $48 million after tax was recorded in Non-interest income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately two basis points.

Closed divestitures impacting the prior year

Pension and insurance operations in the Dominican Republic

On April 30, 2019, the Bank completed the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic to Grupo Rizek, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $111 million and $26 million, respectively, in relation to this business have been derecognized on the date of close and a net gain of approximately $273 million after tax was recorded in Non-interest income – Other and reported in the Other segment.

Banking operations in the Caribbean

On November 27, 2018, the Bank announced it has entered into an agreement to sell its banking operations in nine non-core markets in the Caribbean. Subsequently, the Bank did not close operations in two markets (Antigua and Barbuda, and Guyana) while remaining seven (Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines) were sold to Republic Financial Holdings Limited on October 31, 2019, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,086 million and $2,069 million, respectively, in relation to these operations have been derecognized on the date of close and a net gain of approximately $38 million after tax was recorded in Non-interest income – Other and reported in the Other segment.

Divestitures announced that are expected to close in a future period

Operations in Belize

On June 22, 2020, the Bank announced the sale of its 100% interest in Scotiabank (Belize) Ltd., to Caribbean Investment Holdings Limited. The transaction is subject to regulatory approvals and customary closing conditions. This divestiture is not considered material to the Bank.

Operations in Antigua and Barbuda

On October 13, 2020, the Bank announced that it has entered into an agreement to sell its banking operations in Antigua and Barbuda to Eastern Caribbean Amalgamated Bank Limited. The transaction is subject to regulatory approvals and customary closing conditions. This divestiture is not considered material to the Bank.

Metals business wind-down

In line with its strategy and as announced on April 28, 2020, the Bank has made the decision to wind-down the metals business. The Bank has recorded a loss in the current year of approximately $70 million in relation to goodwill and other wind-down costs.

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Shareholder Information

Annual meeting

Shareholders are invited to attend the 189th Annual Meeting of Holders of Common Shares, to be held on April 13, 2021 beginning at 9:00 a.m. EDT. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 16, 2021. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Shareholdings and dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 32, Series 33, Series 34, Series 36, Series 38, and Series 40 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 32, Preferred	BNS.PR.Z	064149 61 0
Series 33, Preferred	BNS.PR.F	064149 59 4
Series 34, Preferred	BNS.PR.E	064149 55 2
Series 36, Preferred	BNS.PR.G	064151 20 2
Series 38, Preferred	BNS.PR.H	064151 11 1
Series 40, Preferred	BNS.PR.I	06415E 30 3

Dividend Dates for 2021

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 5	January 27
April 6	April 28
July 6	July 28
October 5	October 27

Valuation day price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit ratings

LEGACY SENIOR DEBT/DEPOSITS
DBRS	AA
Fitch	AA
Moody’s	Aa2
Standard & Poor’s	A+

SENIOR DEBT(1)
DBRS	AA(low)
Fitch	AA-
Moody’s	A2
Standard & Poor’s	A-

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1

SUBORDINATED DEBENTURES(2)
DBRS	A(high)
Fitch	A
Moody’s	Baa1
Standard & Poor’s	A-

SUBORDINATED DEBENTURES (NVCC)
DBRS	A(low)
Fitch	–
Moody’s	Baa1
Standard & Poor’s	BBB+

NON-CUMULATIVE PREFERRED SHARES(2)
DBRS	Pfd-2(high)
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB/P-2(3)

NON-CUMULATIVE PREFERRED SHARES (NVCC)
DBRS	Pfd-2
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB-/P-2(low)(3)

(1)	Subject to the Canadian Bank Recapitalization (Bail-in) regime
(2)	Excluding instruments with Non-Viability Contingent Capital Features
(3)	Canadian Scale

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, AA by Fitch and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P. The Bank’s outlook is rated Stable by DBRS, Moody’s and S&P, and Negative by Fitch.

On April 3rd, 2020, Fitch upgraded the Bank’s non-bail in obligations including legacy senior debt, short-term (less than 400 days) senior obligations, derivative counterparty ratings (DCRs) and long-term deposit ratings by one notch to ‘AA’ and downgraded the rating of legacy (non-NVCC) subordinated debentures by one notch to ‘A’, in recognition of the build-up of total loss absorbing capital (TLAC) and other qualifying junior debt buffers to a level sufficient to recapitalize under an assumed resolution scenario. Along with other Canadian banks, Fitch’s Outlook was revised to Negative from Stable due to the disruption to economic activity and financial markets from the coronavirus pandemic.

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Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration (AUA): Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets Under Management (AUM): Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares and other equity instruments, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future probability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares, non-cumulative subordinated additional Tier 1 capital securities and non-qualifying instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated or non-qualifying debentures subject to phase-out and the eligible allowances for credit losses.

Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.

Core Banking Margin: This ratio represents net interest income on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in non-interest income.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Leverage Ratio: The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Liquidity Coverage Ratio (LCR): The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Operating Leverage: This financial metric measures the rate of growth in total revenue less the rate of growth in operating expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Other TLAC Instruments: Prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the TLAC Guidelines.

Pacific Alliance: Comprises the countries of Chile, Colombia, Mexico and Peru.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue. A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. With respect to the Bank’s main business segments, the Bank attributes capital that approximates 9.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

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Reverse Repos: Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework. Risk-weighted assets for credit risk are calculated using formulas specified by the Basel III Framework. The formulas are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

TLAC: Total loss absorbing capacity.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

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Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures: Credit cards and unsecured lines of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.

Undrawn: Unutilized portion of authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

Basel II Regulatory Capital Floor: Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2018, the Basel II capital floor add-on is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach for credit risk. Revised Basel II capital floor requirements also include risk-weighted assets for market risk and CVA. A shortfall in the Basel III capital requirement as compared with the Basel II floor is added to RWA.

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Additional information

CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
Scotia Plaza 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 E-mail: email@scotiabank.com	1-800-4-SCOTIA
Investors Financial Analysts, Portfolio Managers and other Institutional Investors
Scotiabank
Scotia Plaza, 44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 775-0798
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information: www.scotiabank.com
Global Communications
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
E-mail: corporate.communications@scotiabank.com
Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, N.A.
Att: Stock Transfer Department
Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202
Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005
Telephone: (303) 262-0600 or 1-800-962-4284

Corporate Secretary’s Department
Scotiabank
Scotia Plaza, 44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3672
E-mail: corporate.secretary@scotiabank.com

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